As filed with the Securities and Exchange Commission on January 28, 2000
                                                           File No. ___________
                                                                    ___________

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No.                                            [ ]
    Post-Effective Amendment No.                                           [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
       Amendment No.                                                       [ ]
                        (Check appropriate box or boxes.)

                              ---------------------

                        PHL Variable Accumulation Account
                           (Exact Name of Registrant)
                         PHL Variable Insurance Company
                               (Name of Depositor)

                              ---------------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, Including Area Code)

                             ---------------------

                               Dona D. Young, Esq.
                         PHL Variable Insurance Company
                                One American Row
                        Hartford, Connecticut 06102-5056
                     (Name and Address of Agent for Service)

                              ---------------------
                                    Copy to:

                               Edwin L. Kerr, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                              ---------------------
                  Approximate date of proposed public offering:
                  May 1, 2000 or as soon thereafter as possible
                              ---------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                              ---------------------

================================================================================

                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT
                                  REGISTRATION
                              STATEMENT ON FORM N-4

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION IN PROSPECTUS
                     AND STATEMENT OF ADDITIONAL INFORMATION
                             AS REQUIRED BY FORM N-4

                          FORM N-4 ITEM                                              PROSPECTUS/SAI CAPTION
                          -------------                                              ----------------------
PART A INFORMATION REQUIRED IN A PROSPECTUS

 1.   Cover Page ..................................................        Cover Page
 2.   Definitions .................................................        Special Terms
 3.   Synopsis.....................................................        Summary of Expenses; Contract Summary
 4.   Condensed Financial Information .............................        Financial Highlights
 5.   General Description of Registrant, Depositor and
         Portfolio Companies.......................................        PHL Variable and the Account;
                                                                           Investments of the Account; Voting Rights
 6.   Deductions and Expenses .....................................        Deductions and Charges; Sales of Variable
                                                                           Accumulation Contracts
 7.   General Description of Variable Annuity Contracts............        The Variable Accumulation Annuity; Purchase of Contracts;
                                                                           The Accumulation Period; Miscellaneous Provisions
 8.   Annuity Period ..............................................        The Annuity Period
 9.   Death Benefits...............................................        Payment Upon Death Before Maturity Date; Payment Upon
                                                                           Death After Maturity Date
10.   Purchases and Contract Value ................................        Purchase of Contracts; The Accumulation Period;
                                                                           Variable Account Valuation Procedures; Sales of
                                                                           Variable Accumulation Contracts
11.   Redemptions..................................................        Surrender of Contracts; Partial Withdrawals; Free Look
                                                                           Period
12.   Taxes .......................................................        Federal Income Taxes
13.   Legal Proceedings............................................        Legal Matters
14.   Table of Contents of the Statement of Additional
         Information...............................................        Statement of Additional Information

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.   Cover Page ..................................................        Cover Page
16.   Table of Contents ...........................................        Table of Contents
17.   General Information and History .............................        Not Applicable
18.   Services.....................................................        Not Applicable
19.   Purchase of Securities Being Offered.........................        Appendix
20.   Underwriters ................................................        Underwriter
21.   Calculation of Performance Data..............................        Calculation of Yield and Return
22.   Annuity Payments.............................................        Calculation of Annuity Payments
23.   Financial Statements ........................................        Financial Statements

                                                            PHOENIX PREMIUM EDGE


                                                                       Issued by


                                                  PHL VARIABLE INSURANCE COMPANY




IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

[envelope]  PHOENIX VARIABLE ANNUITY MAIL OPERATIONS
            PO Box 8027
            Boston, MA 02266-8027
[telephone] Tel. 800/541-0171






PROSPECTUS                                                           MAY 1, 2000


This prospectus describes a variable accumulation deferred annuity contract. The contract is designed to provide you with retirement income. The contract offers a variety of variable and fixed investment options.

You may allocate payments and contract value to one or more of the subaccounts of the VA Account, the MVA Account or the GIA ("GIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated funds.

THE PHOENIX EDGE SERIES FUND
----------------------------
    MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
    [diamond] Phoenix-Aberdeen International Series
    [diamond] Phoenix-Engemann Capital Growth Series
    [diamond] Phoenix-Engemann Nifty Fifty Series
    [diamond] Phoenix-Goodwin Money Market Series
    [diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series
    [diamond] Phoenix-Hollister Value Equity Series
    [diamond] Phoenix-Oakhurst Balanced Series
    [diamond] Phoenix-Oakhurst Growth and Income Series
    [diamond] Phoenix-Oakhurst Strategic Allocation Series
    [diamond] Phoenix-Seneca Mid-Cap Growth Series
    [diamond] Phoenix-Seneca Strategic Theme Series

    MANAGED BY PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
    [diamond] Phoenix-Aberdeen New Asia Series

    MANAGED BY DUFF & PHELPS INVESTMENT MANAGEMENT CO.
    [diamond] Phoenix-Duff & Phelps Real Estate Securities Series

    MANAGED BY PHOENIX VARIABLE ADVISORS, INC.
    [diamond] Phoenix Research Enhanced Index Series
    [diamond] Phoenix-Bankers Trust Dow 30 Series
    [diamond] Phoenix-Federated U.S. Government Bond Series
    [diamond] Phoenix-Janus Equity Income Series
    [diamond] Phoenix-Janus Flexible Income Series
    [diamond] Phoenix-Janus Growth Series
    [diamond] Phoenix-Morgan Stanley Focus Equity Series
    [diamond] Phoenix-Schafer Mid-Cap Value Series

BT INSURANCE FUNDS TRUST
------------------------
    MANAGED BY BANKERS TRUST COMPANY
    [diamond] EAFE[registered trademark] Equity Index Fund

FEDERATED INSURANCE SERIES
--------------------------
    MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
    [diamond] Federated Fund for U.S. Government Securities II
    [diamond] Federated High Income Bond Fund II

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
------------------------------------------------
    MANAGED BY MORGAN STANLEY DEAN WITTER INVESTMENT MANAGEMENT INC. [diamond] Technology Portfolio

TEMPLETON VARIABLE PRODUCTS SERIES FUND
---------------------------------------
    MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
    [diamond] Templeton Asset Allocation Fund -- Class 2
    [diamond] Templeton International Fund -- Class 2
    [diamond] Templeton Stock Fund -- Class 2

    MANAGED BY TEMPLETON ASSET MANAGEMENT, LTD.
    [diamond] Templeton Developing Markets Fund -- Class 2

    MANAGED BY FRANKLIN MUTUAL ADVISERS, LLC
    [diamond] Mutual Shares Investments Fund -- Class 2

WANGER ADVISORS TRUST
---------------------
    MANAGED BY WANGER ASSET MANAGEMENT, L.P.
    [diamond] Wanger Foreign Forty
    [diamond] Wanger International Small Cap
    [diamond] Wanger Twenty
    [diamond] Wanger U.S. Small Cap

    It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any tax liability.

    This prospectus is valid only if accompanied or preceded by current prospectuses for the funds and MVA.

    The contract is not a deposit or obligation of, underwritten or guaranteed by, any financial institution, credit union or affiliate. It is not federally insured by the Federal Deposit Insurance Corporation or any other state or federal agency. Contract investments are subject to risk, including the fluctuation of contract values and possible loss of principal.

    The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

    This prospectus provides important information that a prospective investor ought to know before investing. These prospectuses should be kept for future reference. A Statement of Additional Information ("SAI") has been filed with the SEC and is available free of charge by calling Variable Annuity Operations at 800/541-0171.

                                TABLE OF CONTENTS

Heading                                                    Page
---------------------------------------------------------------
SPECIAL TERMS.............................................    4
SUMMARY OF EXPENSES.......................................    6
CONTRACT SUMMARY..........................................   11
FINANCIAL HIGHLIGHTS......................................   14
PERFORMANCE HISTORY.......................................   14
THE VARIABLE ACCUMULATION ANNUITY.........................   14
PHL VARIABLE AND THE ACCOUNT .............................   14
INVESTMENTS OF THE ACCOUNT................................   14
   The Phoenix Edge Series Fund...........................   14
   BT Insurance Funds Trust...............................   16
   Federated Insurance Series.............................   16
   Morgan Stanley Dean Witter Universal Funds, Inc........   16
   Templeton Variable Products Series Fund................   16
   Wanger Advisors Trust..................................   16
   Investment Advisors....................................   17
   Services of the Advisors...............................   18
MVA.......................................................   18
GIA.......................................................   18
PURCHASE OF CONTRACTS.....................................   18
DEDUCTIONS AND CHARGES....................................   19
   Deductions from the Separate Account...................   19
     Premium Tax..........................................   19
     Surrender Charges....................................   19
     Mortality and Expense Risk Fee.......................   19
     Administrative Fee...................................   20
     Administrative Charge................................   20
   Reduced Charges, Increased Bonus Payments and
     Enhanced Guaranteed Interest Rates...................   20
   Market Value Adjustment................................   20
   Other Charges..........................................   20
THE ACCUMULATION PERIOD...................................   20
   Accumulation Units.....................................   20
   Accumulation Unit Values...............................   21
   Transfers .............................................   21
   Optional Programs and Benefits.........................   21
     Dollar Cost Averaging Program........................   21
     Asset Rebalancing Program............................   22
   Surrender of Contract; Partial Withdrawals.............   22
   Lapse of Contract......................................   22
   Payment Upon Death Before Maturity Date ...............   22
THE ANNUITY PERIOD........................................   23
   Variable Accumulation Annuity Contracts................   23
   Annuity Options .......................................   24
     Option A--Life Annuity with Specified Period Certain.   24
     Option B--Non-Refund Life Annuity....................   24
     Option D--Joint and Survivor Life Annuity............   24
     Option E--Installment Refund Life Annuity............   24
     Option F--Joint and Survivor Life Annuity with
       10-Year Period Certain ............................   24
     Option G--Payments for Specified Period..............   24
     Option H--Payments of Specified Amount...............   24
     Option I--Variable Payment Life Annuity with
       10-Year Period Certain ............................   24
     Option J--Joint Survivor Variable Payment Life
       Annuity with 10-Year Period Certain ...............   25
     Option K--Variable Payment Annuity for a
       Specified Period ..................................   25
     Option L--Variable Payment Life Expectancy
       Annuity............................................   25
     Option M--Unit Refund Variable Payment Life
       Annuity............................................   25
     Option N--Variable Payment Non-Refund Life
       Annuity............................................   25
     Other Options and Rates..............................   25
     Other Conditions.....................................   25
   Payment Upon Death After Maturity Date.................   25
VARIABLE ACCOUNT VALUATION PROCEDURES.....................   26
   Valuation Date.........................................   26
   Valuation Period.......................................   26
   Accumulation Unit Value................................   26
   Net Investment Factor..................................   26
MISCELLANEOUS PROVISIONS..................................   26
   Assignment.............................................   26
   Deferment of Payment ..................................   26
   Free Look Period.......................................   26
   Amendments to Contracts................................   27
   Substitution of Fund Shares............................   27
   Ownership of the Contract..............................   27
FEDERAL INCOME TAXES......................................   27
   Introduction...........................................   27
   Tax Status.............................................   27
   Taxation of Annuities in General--Non-Qualified Plans..   27
     Surrenders or Withdrawals Prior to the Contract
       Maturity Date......................................   27
     Surrenders or Withdrawals On or After the
       Contract Maturity Date.............................   28
     Penalty Tax on Certain Surrenders and Withdrawals....   28
   Additional Considerations..............................   28
   Diversification Standards .............................   29
   Individual Retirement Annuity..........................   30
     IRAs.................................................   30
     Penalty Tax on Certain Surrenders and
       Withdrawals from IRAs..............................   30
     Seek Tax Advice......................................   31
SALES OF VARIABLE ACCUMULATION CONTRACTS..................   31
STATE REGULATION..........................................   31
REPORTS...................................................   31
VOTING RIGHTS.............................................   31
LEGAL MATTERS.............................................   32
SAI.......................................................   32
APPENDIX A--PERFORMANCE HISTORY FOR CONTRACTS WITH:
     BENEFIT OPTION 1.....................................   33
     BENEFIT OPTION 2.....................................   36
APPENDIX B--DEDUCTIONS FOR STATE PREMIUM TAXES............   39

SPECIAL TERMS
--------------------------------------------------------------------------------
    The following is a list of terms and their meanings when used in this prospectus.

ACCOUNT (VA ACCOUNT): PHL Variable Accumulation Account.

ACCOUNT VALUE: The value of all assets held in the Account.

ACCUMULATION UNIT: A standard of measurement for each subaccount used to determine the value of a contract and the interest in the subaccounts prior to the start of annuity payments.

ACCUMULATION UNIT VALUE: The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to each subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date.

ADJUSTED PARTIAL WITHDRAWALS: The result of multiplying the ratio of the partial withdrawal to the contract value and the death benefit (prior to the withdrawal) on the date of the withdrawal.

ANNUAL STEP-UP AMOUNT (STEP-UP AMOUNT): In the first contract year the step-up amount is the greater of (1) 100% of purchase payments less adjusted partial withdrawals; or (2) the contract value. After that, in any following contract year the step-up amount equals the greater of (1) the step-up amount at the end of the prior contract year, plus 100% of premium payments, less adjusted partial withdrawals made since the end of the last contract year; or (2) the contract value.

ANNUITANT: The person whose life is used as the measuring life under the contract. The annuitant will be the primary annuitant as shown on the contract's schedule page while that person is living, and will then be the contingent annuitant, if that person is living at the death of the primary annuitant.

ANNUITY OPTION: The provisions under which we make a series of annuity payments to the annuitant or other payee, such as Life Annuity with Ten Years Certain. See "Annuity Options."

ANNUITY UNIT: A standard of measurement used in determining the amount of each periodic payment under the variable payment Annuity Options I, J, K, M and N.

BONUS PAYMENT: An amount we add to your contract value when a payment is received from you. Each bonus payment will be treated as earnings under your contract.

CLAIM DATE: The valuation date following receipt of a certified copy of the death certificate at VAMO.

CONTRACT: The deferred variable accumulation annuity contract described in this prospectus.

CONTRACT OWNER (OWNER, YOU, YOUR): Usually the person or entity to whom we issue the contract. The contract owner has the sole right to exercise all rights and privileges under the contract as provided in the contract. The owner may be the annuitant, an employer, a trust or any other individual or entity specified in the contract application. However, under contracts used with certain tax-qualified plans, the owner must be the annuitant. A husband and wife may be designated as joint owners, and if such a joint owner dies, the other joint owner becomes the sole owner of the contract. If no owner is named in the application, the annuitant will be the owner.

CONTRACT VALUE: Prior to the maturity date, the sum of all accumulation units held in the subaccounts of the Account and the value held in the GIA and/or MVA.

FIXED PAYMENT ANNUITY: A benefit providing periodic payments of a fixed dollar amount throughout the annuity period. This benefit does not vary with or reflect the investment performance of any subaccount.

FUNDS: The Phoenix Edge Series Fund, BT Insurance Funds Trust, Federated Insurance Series, Morgan Stanley Dean Witter Universal Funds, Inc., Templeton Variable Products Series Fund and Wanger Advisors Trust.

GIA: An investment option under which premium amounts are guaranteed to earn a fixed rate of interest.

ISSUE DATE: The date that the initial premium payment is invested under a contract.

MVA: An account that pays interest at a guaranteed rate if held to maturity. If amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period we will make a market adjustment to the value of that account. Assets allocated to the MVA are not part of the assets allocated to the Account or the general account of PHL Variable. The MVA is described in a separate prospectus.

MATURITY DATE: The date elected by the owner as to when annuity payments will begin. The maturity date will not be any earlier than the fifth contract anniversary and no later than the annuitant's 95th birthday. The election is subject to certain conditions described in "The Annuity Period."

MINIMUM INITIAL PAYMENT: The amount that you pay when you purchase a contract. We require minimum initial payments of:

[diamond] Non-qualified plans--$10,000

[diamond] Individual Retirement Annuity (Rollover IRA only)--$2,000

MINIMUM SUBSEQUENT PAYMENT: The least amount that you may pay when you make any subsequent payments, after the minimum initial payment (see above). The minimum subsequent payment for all contracts is $25.

NET ASSET VALUE: Net asset value of a series' shares is computed by dividing the value of the net assets of the series by the total number of series outstanding shares.

PAYMENT UPON DEATH: The obligation of PHL Variable under a contract to make a payment on the death of the owner or annuitant anytime: (a) before the maturity date of a contract (see "Payment Upon Death Before Maturity Date") or (b) after the maturity date of a contract (see "Payment Upon Death After Maturity Date").

PHL VARIABLE (OUR, US, WE, COMPANY): PHL Variable Insurance Company.

SERIES: A separate investment portfolio of a fund.

VALUATION DATE: A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading.

VARIABLE PAYMENT ANNUITY: An annuity providing payments that vary in amounts, according to the investment experience of the selected subaccounts.

VAMO: The Variable Annuity Mail Operations division of PHL Variable that receives and processes incoming mail for Variable Annuity Operations.

VAO: Variable Annuity Operations.

                               SUMMARY OF EXPENSES

YOUR TRANSACTION EXPENSES                                                                    ALL SUBACCOUNTS
                                                                                             ---------------

Deferred Surrender Charges (as a percentage of amount withdrawn):(1)
    Age of Payment in Complete Years 0-1....................................................         8%
    Age of Payment in Complete Years 1-2....................................................         8%
    Age of Payment in Complete Years 2-3....................................................         8%
    Age of Payment in Complete Years 3-4....................................................         7%
    Age of Payment in Complete Years 4-5....................................................         6%
    Age of Payment in Complete Years 5-6....................................................         5%
    Age of Payment in Complete Years 6-7....................................................         4%
    Age of Payment in Complete Years 7-8 ...................................................         3%
    Age of Payment in Complete Years 8 and thereafter.......................................        None

ANNUAL ADMINISTRATIVE CHARGE

    Maximum(2)..............................................................................        $35

ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average account value)

    Mortality and Expense Risk Fee..........................................................      1.475%
    Daily Administrative Fee................................................................       .125%
                                                                                                  ------

    Total Separate Account Annual Expenses..................................................       1.60%




----------------
(1) A surrender charge is taken from the proceeds when a contract is surrendered or when an amount is withdrawn if the payments have not been held under the contract for a certain period of time. However, each year an amount up to 10% of the contract value as of the end of the previous contract year may be withdrawn without a surrender charge. See "Deductions and Charges--Surrender Charges."

(2) Waived if contract value is $50,000 or more.

ANNUAL FUND EXPENSES
(as a percentage of fund average net assets)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   OTHER             TOTAL           TOTAL
                                                                                  EXPENSES          EXPENSES        EXPENSES
                                                   MANAGEMENT     RULE 12B-1       BEFORE            BEFORE          AFTER
 SERIES                                               FEES           FEES      REIMBURSEMENT(1)   REIMBURSEMENT   REIMBURSEMENT(2)
---------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND

---------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index                                      N/A
Phoenix-Aberdeen International                                       N/A
Phoenix-Aberdeen New Asia                                            N/A
Phoenix-Bankers Trust Dow 30 Index                                   N/A
Phoenix-Duff & Phelps Real Estate Securities                         N/A
Phoenix-Engemann Capital Growth                                      N/A
Phoenix-Engemann Nifty Fifty                                         N/A
Phoenix-Federated U.S. Government Bond                               N/A
Phoenix-Goodwin Money Market                                         N/A
Phoenix-Goodwin Multi-Sector Fixed Income                            N/A
Phoenix-Hollister Value Equity                                       N/A
Phoenix-Janus Equity Income                                          N/A
Phoenix-Janus Flexible Income                                        N/A
Phoenix-Janus Growth                                                 N/A
Phoenix-Morgan Stanley Focus Equity                                  N/A
Phoenix-Oakhurst Balanced                                            N/A
Phoenix-Oakhurst Growth and Income                                   N/A
Phoenix-Oakhurst Strategic Allocation                                N/A
Phoenix-Schafer Mid-Cap Value                                        N/A
Phoenix-Seneca Mid-Cap Growth                                        N/A
Phoenix-Seneca Strategic Theme                                       N/A

BT INSURANCE FUNDS TRUST
---------------------------------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index Fund                         N/A

FEDERATED INSURANCE SERIES
---------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                     N/A
Federated High Income Bond Fund II                                   N/A

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
---------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                                 N/A

TEMPLETON VARIABLE PRODUCTS SERIES FUND
---------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund -- Class 2(1,2)                      .25%
Templeton Asset Allocation Fund -- Class 2(1)                       .25%
Templeton Developing Markets Fund -- Class 2(1)                     .25%
Templeton International Fund -- Class 2(1)                          .25%
Templeton Stock Fund -- Class 2(1)                                  .25%

WANGER ADVISORS TRUST
---------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                                 N/A
Wanger International Small Cap                                       N/A
Wanger Twenty                                                        N/A
Wanger U.S. Small Cap                                                N/A
---------------------------------------------------------------------------------------------------------------------------------

(1) Each series pays a portion or all of its expenses other than the management fee. The Phoenix Research Enhanced Index Series will pay up to .10%; the Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government Bond, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth, Phoenix-Morgan Stanley Focus Equity, Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity and Phoenix-Schafer Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government Bond, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth and Phoenix-Morgan Stanley Focus Equity Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%. Expenses in excess of the stated amount are reimbursed by that series' investment advisor.

(2) Reflects the effect of any management fee waivers and reimbursement of expenses.

    It is impossible to show you what expenses you would incur if you purchased a contract because there are so many different factors that affect expenses. However, the following three tables are meant to help demonstrate how certain decisions or choices by you could result in different levels of expense.

    If you surrender your contract at the end of one of these time periods, you would pay the following expenses on a $1,000 initial investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
                                                                       ------         -------         -------         --------
Phoenix Research Enhanced Index Series..........................
Phoenix-Aberdeen International Series...........................
Phoenix-Aberdeen New Asia Series................................
Phoenix-Bankers Trust Dow 30 Series.............................
Phoenix-Duff & Phelps Real Estate Securities Series.............
Phoenix-Engemann Capital Growth Series..........................
Phoenix-Engemann Nifty Fifty Series.............................
Phoenix-Federated U.S. Government Bond..........................
Phoenix-Goodwin Money Market Series.............................
Phoenix-Goodwin Multi-Sector Fixed Income Series................
Phoenix-Hollister Value Equity Series...........................
Phoenix-Janus Equity Income Series..............................                 [To be filed with N-4/A filing]
Phoenix-Janus Flexible Income Series............................
Phoenix-Janus Growth Series.....................................
Phoenix-Morgan Stanley Focus Equity Series......................
Phoenix-Oakhurst Balanced Series................................
Phoenix-Oakhurst Growth and Income Series.......................
Phoenix-Oakhurst Strategic Allocation Series....................
Phoenix-Schafer Mid-Cap Value Series............................
Phoenix-Seneca Mid-Cap Growth Series............................
Phoenix-Seneca Strategic Theme Series...........................
EAFE[registered trademark] Equity Index Fund....................
Federated Fund for U.S. Government Securities II................
Federated High Income Bond Fund II..............................
Technology Portfolio............................................
Mutual Shares Investments Fund -- Class 2.......................
Templeton Asset Allocation Fund -- Class .......................
Templeton Developing Markets Fund -- Class 2....................
Templeton International Fund -- Class 2.........................
Templeton Stock Fund -- Class 2.................................
Wanger Foreign Forty............................................
Wanger International Small Cap..................................
Wanger Twenty...................................................
Wanger U.S. Small Cap...........................................
-----------------------------------------------------------------------------------------------------------------------------------

    If you annuitize your contract at the end of one of these time periods, you would pay the following expenses on a $1,000 initial investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
                                                                       ------         -------         -------         --------
Phoenix Research Enhanced Index Series..........................
Phoenix-Aberdeen International Series...........................
Phoenix-Aberdeen New Asia Series................................
Phoenix-Bankers Trust Dow 30 Series.............................
Phoenix-Duff & Phelps Real Estate Securities Series.............
Phoenix-Engemann Capital Growth Series..........................
Phoenix-Engemann Nifty Fifty Series.............................
Phoenix-Federated U.S. Government Bond..........................
Phoenix-Goodwin Money Market Series.............................
Phoenix-Goodwin Multi-Sector Fixed Income Series................
Phoenix-Hollister Value Equity Series...........................
Phoenix-Janus Equity Income Series..............................                 [To be filed with N-4/A filing]
Phoenix-Janus Flexible Income Series............................
Phoenix-Janus Growth Series.....................................
Phoenix-Morgan Stanley Focus Equity Series......................
Phoenix-Oakhurst Balanced Series................................
Phoenix-Oakhurst Growth and Income Series.......................
Phoenix-Oakhurst Strategic Allocation Series....................
Phoenix-Schafer Mid-Cap Value Series............................
Phoenix-Seneca Mid-Cap Growth Series............................
Phoenix-Seneca Strategic Theme Series...........................
EAFE[registered trademark] Equity Index Fund....................
Federated Fund for U.S. Government Securities II................
Federated High Income Bond Fund II..............................
Technology Portfolio............................................
Mutual Shares Investments Fund -- Class 2.......................
Templeton Asset Allocation Fund -- Class 2......................
Templeton Developing Markets Fund -- Class 2....................
Templeton International Fund -- Class 2.........................
Templeton Stock Fund -- Class 2.................................
Wanger Foreign Forty............................................
Wanger International Small Cap..................................
Wanger Twenty...................................................
Wanger U.S. Small Cap...........................................
-----------------------------------------------------------------------------------------------------------------------------------

    If you leave your premiums in the contract and you do not surrender or annuitize it, after each of these time periods you will have paid the following expenses on a $1,000 initial investment. We have assumed a constant 5% annual return on the invested assets for all of the series..

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
                                                                       ------         -------         -------         --------
Phoenix Research Enhanced Index Series..........................
Phoenix-Aberdeen International Series...........................
Phoenix-Aberdeen New Asia Series................................
Phoenix-Bankers Trust Dow 30 Series.............................
Phoenix-Duff & Phelps Real Estate Securities Series.............
Phoenix-Engemann Capital Growth Series..........................
Phoenix-Engemann Nifty Fifty Series.............................
Phoenix-Federated U.S. Government Bond..........................
Phoenix-Goodwin Money Market Series.............................
Phoenix-Goodwin Multi-Sector Fixed Income Series................
Phoenix-Hollister Value Equity Series...........................
Phoenix-Janus Equity Income Series..............................                 [To be filed with N-4/A filing]
Phoenix-Janus Flexible Income Series............................
Phoenix-Janus Growth Series.....................................
Phoenix-Morgan Stanley Focus Equity Series......................
Phoenix-Oakhurst Balanced Series................................
Phoenix-Oakhurst Growth and Income Series.......................
Phoenix-Oakhurst Strategic Allocation Series....................
Phoenix-Schafer Mid-Cap Value Series............................
Phoenix-Seneca Mid-Cap Growth Series............................
Phoenix-Seneca Strategic Theme Series...........................
EAFE[registered trademark] Equity Index Fund....................
Federated Fund for U.S. Government Securities II................
Federated High Income Bond Fund II..............................
Technology Portfolio............................................
Mutual Shares Investments Fund -- Class 2.......................
Templeton Asset Allocation Fund -- Class 2......................
Templeton Developing Markets Fund -- Class 2....................
Templeton International Fund -- Class 2.........................
Templeton Stock Fund -- Class 2.................................
Wanger Foreign Forty............................................
Wanger International Small Cap..................................
Wanger Twenty...................................................
Wanger U.S. Small Cap...........................................
-----------------------------------------------------------------------------------------------------------------------------------



    The purpose of the tables above is to assist you in understanding the various costs and expenses that your contract will bear directly or indirectly. It is based on historical fund expenses, as a percentage of net assets for the year ended December 31, 1999, except as indicated. The tables reflect expenses of the Account as well as the funds. See "Deductions and Charges" in this prospectus and in the fund prospectuses.

    Premium taxes, which are not reflected in the table above, may apply. We will charge any premium or other taxes levied by any governmental entity with respect to your contract against the contract values based on a percentage of premiums paid. Certain states currently impose premium taxes on the contracts and range from 0% to 3.5% of premiums paid. See "Deductions and Charges--Premium Tax" and Appendix C.

    The Examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. See "Deductions and Charges."

CONTRACT SUMMARY
--------------------------------------------------------------------------------
    This summary describes the general provisions of the contract.

    Certain provisions of the contract described in this prospectus may differ in a particular state because of specific state requirements.

    If there is ever a difference between the provisions within this prospectus and the provisions of the contract, the contract provisions will prevail.

OVERVIEW
    The contract offers a dynamic idea in retirement planning. It's designed to give you maximum flexibility in obtaining your investment goals.

    The contract offers a combination of investment options both variable and fixed. Investments in the variable options provide results that vary and depend upon the performance of the underlying fund, while investments in the GIA or MVA provide guaranteed interest earnings subject to certain conditions. Please refer to "Appendix B" for a detailed discussion of the GIA.

    You also select a benefit option that is suitable in meeting your financial objectives. Each benefit option differs in the amount of bonus payment you may receive and in how the death benefit is calculated. See "The Accumulation Period--Payment Upon Death Before the Maturity Date" for a complete description.

INVESTMENT FEATURES

FLEXIBLE PAYMENTS
[diamond] You may make payments anytime until the maturity date.

[diamond] You can vary the amount and frequency of your payments.

[diamond] Other than the minimum initial payment, there are no required payments.

MINIMUM CONTRIBUTION
[diamond] Generally, the minimum initial payment is $10,000.

ALLOCATION OF PREMIUMS AND CONTRACT VALUE
[diamond] You may choose where your payments are invested in one or more of the subaccounts, the GIA and the MVA.

[diamond] We add a bonus payment to each payment we receive from you. The amount of the bonus payment we add to your payment varies based upon the benefit option you select.

[diamond] Transfers between the subaccounts and into the GIA can be made anytime. Transfers from the GIA are subject to rules discussed in Appendix B and in "The Accumulation Period--Transfers."

[diamond] Transfers from the MVA may be subject to market value adjustments and are subject to certain rules. See the MVA prospectus.

[diamond] The contract value varies with the investment performance of the funds and is not guaranteed.

[diamond] The contract value allocated to the GIA will depend on deductions taken from the GIA and interest accumulation at rates set by us (minimum--3%).

WITHDRAWALS
[diamond] You may partially or fully surrender the contract anytime for its contract value less any applicable surrender charge and premium tax.

[diamond] Each year you may withdraw part of your contract value free of any surrender charges. During the first contract year, you may withdraw up to 10% of the contract value as of the date of the first partial withdrawal without surrender charges. After that, each year, 10% of your contract value as of the last contract anniversary may be withdrawn without surrender charges. Please refer to "Deductions and Charges--Surrender Charges" for a complete description.

DEATH BENEFIT
    The death benefit is calculated differently under each benefit option and the amount varies based on the option selected.

DEDUCTIONS AND CHARGES

FROM THE CONTRACT VALUE
[diamond] No deductions are made from payments.

[diamond] A deduction for surrender charges may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time.

[diamond] If we impose a surrender charge, it is on a first-in, first-out basis.

[diamond] No surrender charges are taken upon the death of the annuitant or owner before the maturity date.

[diamond] A declining surrender charge is assessed on withdrawals in excess of the free withdrawal amount, based on the date the payments are deposited:

 --------------------------------------------------------------
 Percent               8   8%   8%  7%   6%  5%   4%  3%   0%
 --------------------------------------------------------------
 Age of Payment in     0    1   2    3   4    5   6    7   8+
 Complete Years
 --------------------------------------------------------------

          [bullet] The total deferred surrender charges on a contract will never exceed 9% of total premium payments.

[diamond] Administrative Charge--maximum of $35 each year. Waived if contract value is $50,000 or more.

FROM THE ACCOUNT
[diamond] Mortality and expense risk fee--1.475%. See "Charges for Mortality and Expense Risks."

[diamond] The daily administrative fee--0.125% annually. See "Charges for Administrative Services."

OTHER CHARGES OR DEDUCTIONS
[diamond] Premium Taxes--taken from the contract value upon annuitization.

          [bullet] PHL Variable will reimburse itself for such taxes on the date of a partial withdrawal, surrender of the contract, maturity date or payment of death proceeds. See "Premium Tax."

    See "Deductions and Charges" for a detailed description of contract charges.

    In addition, certain charges are deducted from the assets of the funds for investment management services. See the prospectuses for the funds for more information.

BENEFIT OPTIONS
[diamond] The contract offers two benefit options. You select a benefit option that best meets your financial needs. Each benefit option varies in the method of death benefit calculation and in the amount of bonus payment we add to your payment.

    The components of each benefit option are on the Benefit Options chart on the next page.

ADDITIONAL INFORMATION

FREE LOOK PERIOD
    You have the right to review the contract. If you are not satisfied you may return it within 10 days after you receive it and cancel the contract. You will receive in cash the adjusted value of the initial payment, however, if applicable state law requires, we will return the full amount of the payments made during the Free Look Period. Note that the total amount returned to you will not include the amount of the bonus payments we have added to payments made by you.

    See "Free Look Period" for a detailed discussion.

LAPSE
    If on any valuation date the total contract value equals zero, or, the premium tax reimbursement due on a surrender or partial withdrawal is greater than or equal to the contract value, the contract will immediately terminate and lapse without value.

                              BENEFIT OPTIONS CHART

--------------------------------------------------------------------------------------------------------------------------------
                                                            OPTION 1                                  OPTION 2
--------------------------------------------------------------------------------------------------------------------------------
                                                            Return of                                  Annual
                 Component                                   Premium                                   Step-up
--------------------------------------------------------------------------------------------------------------------------------
Death Benefit(1) on the date of death of    The greater of:                           The greatest of:
the annuitant who has not yet attained
age 80                                      1. the sum of 100% of premium             1. the sum of 100% of premium payments
                                               payments less adjusted partial            less adjusted partial withdrawals on
                                               withdrawals on the claim date; or         the claim date; or
                                            2. the contract value on the claim date.  2.  the contract value on the claim date; or
                                                                                      3. the annual step-up amount on the
                                                                                         claim date.
--------------------------------------------------------------------------------------------------------------------------------
Death Benefit(1) on the date of death of    The greater of:                           The greater of:
the annuitant who has attained age 80
                                            1. the sum of 100% of premium payments    1. the death benefit in effect at the
                                               less adjusted partial withdrawals on      end of the immediately preceding
                                               the claim date; or                        contract year prior to the annuitant
                                            2. the contract value on the claim date.     turning age 80, plus the sum of 100%
                                                                                         of premium payments less adjusted
                                                                                         partial withdrawals made since the
                                                                                         contract year that the annuitant
                                                                                         reached age 80; or
                                                                                      2. the contract value on the claim date.
--------------------------------------------------------------------------------------------------------------------------------
Amount of bonus payment(2)                  5% of each payment received from you.     4% of each payment received from you.
--------------------------------------------------------------------------------------------------------------------------------

(1) See "The Accumulation Period--Payment Upon Death Before Maturity Date" for complete details.
(2) See the "Purchase of Contracts--Bonus Payments" for complete details.

                        PHL VARIABLE ACCUMULATION ACCOUNT

                              FINANCIAL HIGHLIGHTS
                            ACCUMULATION UNIT VALUES
               (SELECTED DATA FOR AN ACCUMULATION UNIT OUTSTANDING
                        THROUGHOUT THE INDICATED PERIOD)

    The subaccounts of this contract commenced operations as of the date of this prospectus; therefore, data for these subaccounts are not yet available.

PERFORMANCE HISTORY
--------------------------------------------------------------------------------
    We may include the performance history of the subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See Appendix A for more information.

THE VARIABLE ACCUMULATION ANNUITY
--------------------------------------------------------------------------------
    The individual deferred variable accumulation annuity contract issued by PHL Variable is significantly different from a fixed annuity contract in that, unless the GIA is selected, it is the owner and annuitant under a contract who bear the risk of investment gain or loss rather than PHL Variable. To the extent that payments are not allocated to the GIA or MVA, the amounts that will be available for annuity payments under a contract will depend on the investment performance of the amounts allocated to the subaccounts. Upon the maturity of a contract, the amounts held under a contract will continue to be invested in the Account or the GIA and monthly annuity payments will vary in accordance with the investment experience of the investment options selected. However, a fixed annuity may be elected, in which case PHL Variable will guarantee specified monthly annuity payments.

    You select the investment objective of each contract on a continuing basis by directing the allocation of payments and the reallocation of the contract value among the subaccounts, GIA or MVA.

PHL VARIABLE AND THE ACCOUNT
--------------------------------------------------------------------------------
    We are a wholly owned indirect subsidiary of Phoenix Home Life Mutual Insurance Company. Our executive office is located at One American Row, Hartford, Connecticut 06102 and our main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. PHL Variable is a Connecticut stock company formed on April 24, 1981. PHL Variable sells variable annuity contracts through its own field force of agents and through brokers.

    On December 7, 1994, we established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Account or of PHL Variable.

    Under Connecticut law, all income, gains or losses of the Account must be credited to or charged against the amounts placed in the Account without regard to the other income, gains and losses from any other business or activity of PHL Variable. The assets of the Account may not be used to pay liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

    Contributions to the GIA are not invested in the Account; rather, they become part of the general account of PHL Variable (the "General Account"). The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more complete information concerning the GIA, see Appendix A.

INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
    Certain subaccounts invest in corresponding series of The Phoenix Edge Series Fund. The following series are currently available:

    PHOENIX RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The Phoenix-Aberdeen

International Series provides a means for investors to invest a portion of their assets outside the United States.

    PHOENIX-ABERDEEN NEW ASIA SERIES: The investment objective of the series is to seek long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    PHOENIX-BANKERS TRUST DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average[servicemark] (the
"DJIA[servicemark]") before fund expenses.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Phoenix-Engemann Capital Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities that offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES:
The investment objective of the series is to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.

    PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The Phoenix-Goodwin Money Market Series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The investment objective of the series is to seek long-term total return. The Phoenix-Goodwin Multi-Sector Fixed Income Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation, with a secondary investment objective of current income. The Phoenix-Hollister Value Equity Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    PHOENIX-JANUS EQUITY INCOME SERIES: The investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

    PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The Phoenix-Oakhurst Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Phoenix-Oakhurst Growth and Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Phoenix-Oakhurst Strategic Allocation Series invests in stocks, bonds and money market instruments in accordance with the investment advisor's appraisal of investments most likely to achieve the highest total return.

    PHOENIX-SCHAFER MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Phoenix-Schafer Mid-Cap Value Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase, which are believed to offer the possibility of increase in value.

    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Phoenix-Seneca Strategic Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.

BT INSURANCE FUNDS TRUST
    A certain subaccount invests in a corresponding series of the BT Insurance Funds Trust. The following series is currently available:

    EAFE[registered trademark] EQUITY INDEX FUND: The series seeks to match the performance of the Morgan Stanley Capital International EAFE[registered trademark] Index ("EAFE[registered trademark] Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The series invests in a statistically selected sample of the securities found in the EAFE[registered trademark] Index.

FEDERATED INSURANCE SERIES
    Certain subaccounts invest in corresponding series of the Federated Insurance Series. The following series are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the series is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the series is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
    A certain subaccount invests in a corresponding series of the Morgan Stanley Dean Witter Universal Funds, Inc. The following series is currently available:

    TECHNOLOGY PORTFOLIO: The investment objective of the series is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Certain subaccounts invest in Class 2 shares of the corresponding series of the Templeton Variable Products Series Fund. The following series are currently available:

    MUTUAL SHARES INVESTMENTS FUND: The primary investment objective of the series is capital appreciation with income as a secondary objective. The Mutual Shares Investments Fund invests primarily in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET ALLOCATION FUND: The investment objective of the series is a high level of total return. The Templeton Asset Allocation Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging market countries.

    TEMPLETON DEVELOPING MARKETS FUND: The investment objective of the series is long-term capital appreciation. The Templeton Developing Markets Fund invests primarily in emerging market equity securities.

    TEMPLETON INTERNATIONAL FUND: The investment objective of the series is long-term capital growth. The Templeton International Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

    TEMPLETON STOCK FUND: The investment objective of the series is long-term capital growth. The Templeton Stock Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

WANGER ADVISORS TRUST
    Certain subaccounts invest in corresponding series of the Wanger Advisors Trust. The following series are currently available:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.

INVESTMENT ADVISORS
    Phoenix Investment Counsel, Inc. ("PIC") is an investment advisor to the following series in The Phoenix Edge Series Fund:

          [bullet] Phoenix-Goodwin Money Market Series
          [bullet] Phoenix-Goodwin Multi-Sector Fixed Income Series [bullet] Phoenix-Hollister Value Equity Series
          [bullet] Phoenix-Oakhurst Balanced Series
          [bullet] Phoenix-Oakhurst Growth and Income Series
          [bullet] Phoenix-Oakhurst Strategic Allocation Series

    Based on subadvisory agreements with the fund, PIC as an investment advisor delegates certain investment decisions and research functions to subadvisors for the following series:

[diamond] Phoenix-Aberdeen International Advisors, LLC ("PAIA")
          [bullet] Phoenix-Aberdeen International Series

[diamond] Roger Engemann & Associates, Inc. ("Engemann")
          [bullet] Phoenix-Engemann Capital Growth Series
          [bullet] Phoenix-Engemann Nifty Fifty Series

[diamond] Seneca Capital Management, LLC  ("Seneca")
          [bullet] Phoenix-Seneca Mid-Cap Growth Series
          [bullet] Phoenix-Seneca Strategic Theme Series

    Phoenix Variable Advisors, Inc. ("PVA") is also an investment advisor to The Phoenix Edge Series Fund. Based on subadvisory agreements with the fund, PVA delegates certain investment decisions and research functions to the following subadvisors for the series listed:

[diamond] Bankers Trust Company
          [bullet] Phoenix-Bankers Trust Dow 30 Series

[diamond] Federated Investment Management Company
          [bullet] Phoenix-Federated U.S. Government Bond Series

[diamond] J.P. Morgan Investment Management, Inc.
          [bullet] Phoenix Research Enhanced Index Series

[diamond] Janus Capital Corporation
          [bullet] Phoenix-Janus Equity Income Series
          [bullet] Phoenix-Janus Flexible Income Series
          [bullet] Phoenix-Janus Growth Series

[diamond] Morgan Stanley Asset Management Inc.
          [bullet] Phoenix-Morgan Stanley Focus Equity Series

[diamond] Schafer Capital Management, Inc.
          [bullet] Phoenix-Schafer Mid-Cap Value Series

    The investment advisor to the Phoenix-Duff & Phelps Real Estate Securities Series is Duff & Phelps Investment Management Co. ("DPIM").

    The investment advisor to the Phoenix-Aberdeen New Asia Series is PAIA. Pursuant to subadvisory agreements with the fund, PAIA delegates certain investment decisions and research functions with respect to the Phoenix-Aberdeen New Asia Series to PIC and Aberdeen Fund Managers, Inc.

    PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix and by Aberdeen Fund Managers, Inc. PVA is a wholly owned subsidiary of PM Holdings, Inc.

    The additional investment advisors and their respective funds are:

[diamond] Bankers Trust Company
          [bullet] EAFE[registered trademark] Equity Index Fund

[diamond] Federated Investment Management Company
          [bullet] Federated Fund for U.S. Government Securities II [bullet] Federated High Income Bond Fund II

[diamond] Franklin Mutual Advisers, LLC
          [bullet] Mutual Shares Investments Fund

[diamond] Morgan Stanley Dean Witter Investment Management Inc.
          [bullet] Technology Portfolio

[diamond] Templeton Asset Management, Ltd.
          [bullet] Templeton Developing Markets Fund

[diamond] Templeton Investment Counsel, Inc.
          [bullet] Templeton Asset Allocation Fund
          [bullet] Templeton International Fund
          [bullet] Templeton Stock Fund

[diamond] Wanger Asset Management, L.P.
          [bullet] Wanger Foreign Forty
          [bullet] Wanger International Small Cap
          [bullet] Wanger Twenty
          [bullet] Wanger U.S. Small Cap

SERVICES OF THE ADVISORS
    The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

MVA
--------------------------------------------------------------------------------
   The MVA is an account that pays interest at a guaranteed rate if held to maturity. If amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period, a market value adjustment will be made. Assets allocated to the MVA are not part of the assets allocated to the Account or to the general account of PHL Variable. The MVA is more fully described in a separate prospectus.

    For additional information concerning the funds and the MVA, please see the accompanying prospectuses, which should be read carefully before investing.

GIA
--------------------------------------------------------------------------------
    In addition to the Account, you may allocate premium or transfer policy value to the GIA. Amounts you allocate or transfer to the GIA become part of PHL Variable's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

    We reserve the right to limit total deposits to the GIA, including transfers, to no more than $250,000 during any one-week period per policy.

    In general, you can make only one transfer per year from the GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the contract value in the GIA as of the date of the transfer. If you elect the Dollar Cost Averaging Program, approximately equal amounts may be transferred out of the GIA. Also, the total policy value allocated to the GIA may be transferred out to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond] Year One:   25% of the total value

[diamond] Year Two:   33% of remaining value

[diamond] Year Three: 50% of remaining value

[diamond] Year Four:  100% of remaining value

    Transfers into the GIA and among the subaccounts may be made at any time. Transfers from the GIA are subject to the rules discussed above and in "The Accumulation Period--Transfers and Dollar Cost Averaging Program."

PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------
MINIMUM PAYMENTS
    Generally, we require minimum payments of:

------------------------ ------------------- -------------------
                         MINIMUM             MINIMUM
PLAN TYPE                INITIAL             SUBSEQUENT
                         PAYMENT             PAYMENT *
------------------------ ------------------- -------------------
Non-qualified
plans                    $10,000             $500
------------------------ ------------------- -------------------
Individual Retirement    $2,000              $100
Annuity ("IRA")
------------------------ ------------------- -------------------

* You may authorize your bank to draw from your personal checking account monthly to purchase units in any available subaccount, or for deposit in the GIA or MVA. The amount you designate will be automatically invested on the date the bank draws on your account. If you elect a bank draft program, the minimum subsequent payment is $25.

    In certain circumstances we may reduce the initial or subsequent premium payment amount we accept for a contract. Factors in determining qualifications for any such reduction includes:

    (1) the make-up and size of the prospective group;

    (2) the method and frequency of premium payments; and

    (3) the amount of compensation to be paid to Registered Representatives on each premium payment.

    Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium payment is received. We reserve the right to change these rules from time to time.

BONUS PAYMENT
    We add a bonus payment to your contract value each time we receive a purchase payment from you. The bonus payment is made from our general account. The bonus payment is allocated among the subaccounts, MVA or GIA according to the same allocation schedule in effect for purchase payments. If you return the contract under the right to cancel provision (Free Look) the amount returned to you will not include the amount of any bonus payments made by us.

    The amount of the bonus payment varies depending upon which benefit option you selected. The amount of bonus payment under the benefit option elected is a percentage of each purchase payment and are as follows:

-------------------------------- ------------------------------
OPTION 1 - RETURN OF PREMIUM     OPTION 2 - ANNUAL
                                 STEP-UP
-------------------------------- ------------------------------
5% of purchase payment           4% of purchase payment

    Bonus payments are treated as an increase in the "investment in the contract" (gain) for tax purposes.

PAYMENT ALLOCATION
    Payments received under the contracts will be allocated in any combination to any subaccount, GIA or MVA, in the proportion specified in the application for the contract or as otherwise indicated by you from time to time. Changes in the allocation of payments will be effective as of receipt by VAMO of notice of election in a form satisfactory to us (either in writing or by telephone) and will apply to any payments accompanying such notice or made subsequent to the receipt of the notice, unless otherwise requested by you.

GENERAL
    Usually, a contract may not be purchased for a proposed annuitant who is 81 years of age or older. Total payments in excess of $1,000,000 cannot be made without our permission. While the annuitant is living and the contract is in force, payments may be made anytime before the maturity date of a contract.

    We reserve the right not to accept future purchase payments. We will provide you 60 days written notice if we choose not to accept a payment.

DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------
DEDUCTIONS FROM THE SEPARATE ACCOUNT

PREMIUM TAX
    Whether or not a premium tax is imposed will depend upon, among other things, the owner's state of residence, the annuitant's state of residence, our status within those states and the insurance tax laws of those states. Premium taxes on contracts currently range from 0% to 3.5%. We will pay any premium tax due and will reimburse Phoenix only upon the earlier of either full or partial surrender of the contract, the maturity date or payment of death proceeds. For a list of states and premium taxes, see Appendix C to this prospectus.

SURRENDER CHARGES
    A deduction for surrender charges for this contract may be taken from proceeds of partial withdrawals from, or complete surrender of the contract. The amount (if any) of a surrender charge depends on whether your premium payments are held under the contract for a certain period of time. The surrender charge schedule is shown in the chart below. No surrender charge will be taken from death proceeds. No surrender charge will be taken after the annuity period has begun except with respect to unscheduled withdrawals under Annuity Option K or L below. See "Annuity Options." Any surrender charge is imposed on a first-in, first-out basis.

    Each year you may withdraw part of your contract value free of any surrender charges. During the first contract year, you may withdraw up to 10% of the contract value as of the date of the first partial withdrawal without surrender charges. After that, each year you may withdraw up to 10% of your contract value as of the last contract anniversary without surrender charges.

    The deduction for surrender charges, expressed as a percentage of the amount withdrawn in excess of the 10% allowable amount, is as follows:

---------------------------------------------------------------
 Percent               8%  8%   8%  7%   6%  5%   4%  3%   0%
---------------------------------------------------------------
 Age of Payment in     0    1   2    3   4    5   6    7   8+
 Complete Years
---------------------------------------------------------------

    If the annuitant or owner dies before the maturity date of the contract, the surrender charge described in the table above will not apply.

    The total deferred surrender charges on a contract will never exceed 9% of total payments, and the applicable level of surrender charge cannot be changed with respect to outstanding contracts. Surrender charges imposed in connection with partial surrenders will be deducted from the subaccounts, GIA and MVA on a pro rata basis. Any distribution costs not paid for by surrender charges will be paid by PHL Variable from the assets of the General Account.

MORTALITY AND EXPENSE RISK FEE
    We make a daily deduction from each subaccount for the mortality and expense risk charge. The fee is based on an annual rate of 1.475% and is taken against the daily net assets of the subaccounts. Although you bear the investment risk of the series in which you invest, once you begin receiving annuity payments that carry life contingencies the annuity payments are guaranteed by us to continue for as long as the annuitant lives. We assume the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

    In assuming the mortality risk, we promise to make these lifetime annuity payments to the owner or other payee for as long as the annuitant lives according to the annuity tables and other provisions of the contract.

    No mortality and expense risk charge is deducted from the GIA or MVA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us. Any such profit may be used, as part of our General Account assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any surrender charges.

ADMINISTRATIVE FEE
    We make a daily deduction from account value to cover the costs of administration. This fee is based on an annual rate of 0.125% and is taken against the net assets of the subaccounts. It compensates the Company for administrative expenses that exceed revenues from the Administrative Charge described below. (This fee is not deducted from the GIA or MVA.)

ADMINISTRATIVE CHARGE
    We deduct an administrative charge from the contract value. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

    The maximum administrative maintenance charge under a contract is $35. This charge is deducted annually on the contract anniversary date. It is deducted on a pro rata basis from the subaccounts, GIA or MVA in which you have an interest. If you fully surrender your contract, the full administrative fee if applicable, will be deducted at the time of withdrawal. The administrative charge will not be deducted (either annually or upon withdrawal) if your contract value is $50,000 or more on the day the administrative charge is due. This charge may be decreased but will never increase. If you elect Payment Options I, J, K, M or N, the annual administrative charge after the maturity date will be deducted from each annuity payment in equal amounts.

REDUCED CHARGES, INCREASED BONUS PAYMENTS AND ENHANCED GUARANTEED INTEREST RATES
    We may reduce or eliminate the mortality and expense risk fee and the surrender or annual administrative charge, credit increased bonus payments, or grant enhanced Guaranteed Interest Rates when sales of the contracts are made to certain individuals or groups of individuals that result in savings of sales expenses. We will consider the following characteristics:

(1) the size and type of the group of individuals to whom the contract is offered;

(2) the amount of anticipated premium payments;

(3) whether there is a preexisting relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements;

(4) internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate; and

(5) the amount of compensation to be paid to Registered Representatives on each purchase payment.

    Any reduction or elimination of charges or increases in bonus payments or Guaranteed Interest Rate enhancements will not be unfairly discriminatory against any person. We will make any such adjustment according to our own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.

MARKET VALUE ADJUSTMENT
    Any withdrawal from your MVA will be subject to a market value adjustment. See the accompanying MVA prospectus for information relating to this option.

OTHER CHARGES
    As compensation for investment management services, the Advisors are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each series. These fund charges and other fund expenses are described more fully in the accompanying fund prospectuses.

THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------
    The accumulation period is that time before annuity payments begin during which your payments into the contract remain invested.

ACCUMULATION UNITS
    Your Initial payments will be applied within two days of our receipt if the application for a contract is complete. If an incomplete application is completed within five business days of receipt by VAMO, your payment will be applied within two days of the completion of the application. If VAMO does not accept the application within five business days or if an order form is not completed within five business days of receipt by VAMO, then your payment will be immediately returned unless you request us to hold it while the application is completed. Additional payments allocated to the GIA or MVA are deposited on the date of receipt of payment at VAMO. Additional payments allocated to subaccounts are used to purchase accumulation units of the subaccount(s), at the value of such units next determined after the receipt of the payment at VAMO. The number of accumulation units of a subaccount purchased with a specific payment will be determined by dividing the payment by the value of an accumulation unit in that subaccount next determined after receipt of the payment. The value of the accumulation units of a subaccount will vary depending upon the investment performance of the applicable series of the funds, the expenses charged against the fund and the charges and deductions made against the subaccount.

ACCUMULATION UNIT VALUES
    On any date before the maturity date of the contract, the total value of the accumulation units in a subaccount can be computed by multiplying the number of such units by the value of an accumulation unit on that date. The value of an accumulation unit on a day other than a valuation date is the value of the accumulation unit on the next valuation date. The number of accumulation units credited to you in each subaccount and their current value will be reported to you at least annually.

TRANSFERS
    You may at anytime prior to the maturity date of your contract, elect to transfer all or any part of the contract value among one or more subaccounts, the GIA or MVA. A transfer from a subaccount will result in the redemption of accumulation units and, if another subaccount is selected, in the purchase of accumulation units. The exchange will be based on the values of the accumulation units next determined after the receipt by VAMO of written notice of election in a form satisfactory to us. A transfer among subaccounts, the GIA or MVA does not automatically change the payment allocation schedule of your contract.

    You may also request transfers and changes in payment allocations among available subaccounts, the GIA or MVA by calling VAO at 800-541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any valuation date. Unless you elect in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes will also be accepted on your behalf from your registered representative. We will employ reasonable procedures to confirm that telephone instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All telephone transfers and allocation changes will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These telephone exchange and allocation change privileges may be modified or terminated at any time. In particular, during times of extreme market volatility, telephone privileges may be difficult to exercise. In such cases you should submit written instructions.

    Unless we otherwise agree or unless the Dollar Cost Averaging Program has been elected, (see below), you may make only one transfer per contract year from the GIA. Nonsystematic transfers from the GIA and MVA will be made on the date of receipt by VAMO except as you may otherwise request. For nonsystematic transfers, the amount that may be transferred from the GIA at any one time cannot exceed the greater of $1,000 or 25% of the contract value in the GIA at the time of transfer. For nonsystematic transfers from the MVA, the market value adjustment may be applied. See the accompanying MVA prospectus for more information.

    Because excessive trading can hurt fund performance and harm all contract owners, we reserve the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple contract owners), unless we have entered into a third-party transfer service agreement with the registered representative's broker-dealer firm.

    No surrender charge will be assessed when a transfer is made. The date a payment was originally credited for the purpose of calculating the surrender charge will remain the same. Currently, there is no charge for transfers; however, we reserve the right to charge a transfer fee of $10 per transfer after the first two transfers in each contract year to defray administrative costs. Currently, unlimited transfers are permitted; however, we reserve the right to change our policy to limit the number of transfers made during each contract year. However, you will be permitted at least six transfers during each contract year. There are additional restrictions on transfers from the GIA as described above and in Appendix B. See the MVA prospectus for information regarding transfers from the MVA.

    We reserve the right to limit the number of subaccounts you may elect to a total of 18 over the life of the contract unless changes in federal and/or state regulation, including tax, securities and insurance law require us to impose a lower limit.

    Currently, contracts in the annuity period are not able to make transfers between subaccounts.

OPTIONAL PROGRAMS AND BENEFITS

DOLLAR COST AVERAGING PROGRAM
    You also may elect to transfer funds automatically among the subaccounts or GIA on a monthly, quarterly, semiannual or annual basis under the Dollar Cost Averaging Program. Generally, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $2,000 in the GIA or in the subaccount from which funds will be transferred (sending subaccount), and if the value in that subaccount or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and no more systematic transfers will be processed. Also, payments of $1,000,000 or more require our approval before we will accept them for processing. Funds may be transferred from only one sending subaccount or from the GIA but may be allocated to multiple receiving subaccounts. Under the Dollar Cost Averaging Program, you may transfer approximately equal amounts from the GIA over a period of 6 months or longer. Transfers under the Dollar Cost Averaging Program are not subject to the general restrictions on transfers from the GIA. This program is not available for the MVA.

    Upon completion of the Dollar Cost Averaging Program, you must notify VAO at 800/541-0171 or in writing to VAO to start another Dollar Cost Averaging Program.

    All transfers under the Dollar Cost Averaging Program will be executed on the basis of values as of the first of the month rather than on the basis of values next determined after receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding business day.

    The Dollar Cost Averaging Program is not available to individuals who invest via a bank draft program or while the Asset Rebalancing Program is in effect.

    Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market.

ASSET REBALANCING PROGRAM
    Under the Asset Rebalancing Program, we transfer funds among the subaccounts to maintain the percentage allocation you have selected among these subaccounts. At your election, we will make these transfers on a monthly, quarterly, semiannual or annual basis.

    Asset Rebalancing does not permit transfers to or from the GIA or the MVA.

    The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market.

SURRENDER OF CONTRACT; PARTIAL WITHDRAWALS
    If the annuitant is living, amounts held under the contract may be withdrawn in whole or in part prior to the maturity date, or after the maturity date under Annuity Options K or L. Prior to the maturity date, you may withdraw up to 10% of the contract value in a contract year, either in a lump sum or by multiple scheduled or unscheduled partial withdrawals, without the imposition of a surrender charge. During the first contract year, the 10% withdrawal without a surrender charge will be determined based on the contract value at the time of the first partial withdrawal. In all subsequent years, the 10% will be based on the previous contract anniversary value. A signed written request for withdrawal must be sent to VAMO. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes." The appropriate number of accumulation units of a subaccount will be redeemed at their value next determined after the receipt by VAMO of a written notice in a form satisfactory to us. accumulation units redeemed in a partial withdrawal from multiple subaccounts will be redeemed on a pro rata basis unless you designate otherwise. Contract values in the GIA or MVA will also be withdrawn on a pro rata basis unless you designate otherwise. Withdrawals from the MVA may be subject to the market value adjustment. See the accompanying MVA prospectus for more information. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Deferment of Payment." There may be adverse tax consequences to certain surrenders and partial withdrawals. See "Surrenders or Withdrawals Prior to the contract Maturity Date." A deduction for surrender charges may be imposed on partial withdrawals from, and complete surrender of, a contract. See "Surrender Charges." Any surrender charge is imposed on a first-in, first-out basis.

    Any request for a withdrawal from, or complete surrender of, a contract should be mailed to Phoenix Variable Annuity Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027.

LAPSE OF CONTRACT
    The contract will terminate and lapse without value, if on any valuation date:

[diamond] The contract value is zero; or

[diamond] The annual Administrative Charge or premium tax reimbursement due on either a full or partial surrender is greater than or equal to the contract value (unless any contract value has been applied under one of the variable payment options).

    PHL Variable will notify you in writing that the contract has lapsed.

PAYMENT UPON DEATH BEFORE MATURITY DATE

WHO RECEIVES PAYMENT
[diamond] DEATH OF AN OWNER/ANNUITANT
    If the owner/annuitant dies before the contract maturity date, the death benefit will be paid under the contract to the annuitant's beneficiary.

[diamond] DEATH OF AN ANNUITANT WHO IS NOT THE OWNER
    If the owner and the annuitant are not the same and the annuitant dies prior to the maturity date, the contingent annuitant becomes the annuitant. If there is no contingent annuitant, the death benefit will be paid to the annuitant's beneficiary.

[diamond] DEATH OF AN OWNER WHO IS NOT THE ANNUITANT
    Upon the death of an owner who is not the annuitant, provided that there is no surviving joint owner, the death proceeds will be paid to the owner's beneficiary.

[diamond] SPOUSAL BENEFICIARY CONTRACT CONTINUANCE
    If the spousal beneficiary continues the contract at the death of the an owner/annuitant or owner who is not also the annuitant, the spousal beneficiary becomes the annuitant. The benefit option in effect at the death of an owner/annuitant or an owner will also apply to the spousal beneficiary.

[diamond] CONTINGENT ANNUITANT CONTRACT CONTINUANCE
    Upon the death of the annuitant who is not the owner provided a contingent annuitant was named prior to the death of the annuitant the contract will continue with the contingent annuitant becoming the annuitant. The benefit option in effect at the death of the annuitant will also apply to the contingent annuitant.

[diamond] OWNERSHIP OF THE CONTRACT BY A NON-NATURAL PERSON
    If the owner is not an individual, the death of the annuitant is treated as the death of the owner.

AMOUNT OF PAYMENT BEFORE AGE 80
    Upon the death of the annuitant or owner/annuitant who has not yet reached age 80.

[diamond] OPTION 1--RETURN OF PREMIUM The greater of:
    a)  100% of payments, less adjusted partial withdrawals; and

    b)  the contract value on the claim date.

[diamond] OPTION 2--ANNUAL STEP-UP The greater of:
    a)  100% of payments, less adjusted partial withdrawals; or

    b)  the contract value on the claim date; and

    c)  the annual step-up amount on the claim date.

AMOUNT OF PAYMENT AFTER AGE 80
    After the annuitant's 80th birthday, the death benefit (less any deferred premium tax) equals:

[diamond] OPTION 1--RETURN OF PREMIUM The greater of:
    a) the sum of 100% of premium payments less adjusted partial withdrawals on the claim date; or

    b)  the contract value on the claim date.

[diamond] OPTION 2--ANNUAL STEP-UP The greater of:
    a) the death benefit in effect prior to the annuitant turning age 80, plus the sum of 100% of premium payments less adjusted partial withdrawals made since the contract year that the annuitant reached age 80; or

    b)  the contract value on the claim date.

[diamond] DEATH OF AN OWNER WHO IS NOT THE ANNUITANT
    The amount of death benefit payable is equal to the greater of:

          [bullet] 100% of payments, less withdrawals; and [bullet] the contract value on the claim date.

    BECAUSE THE DEATH BENEFIT IN THIS SITUATION EQUALS THE GREATER OF PREMIUMS PAID AND THE CONTRACT VALUE, AN OWNER WHO IS NOT THE ANNUITANT SHOULD SERIOUSLY CONSIDER WHETHER BENEFIT OPTION 2 IS SUITABLE FOR THEIR CIRCUMSTANCES

    Depending upon state law, the payment to the beneficiary may avoid probate and the death benefit may be reduced by any premium tax due. See "Premium Tax." See also "Distribution at Death" under "Federal Income Taxes."

    We reserve the right to discontinue offering any one of the available death benefit options in the future.

THE ANNUITY PERIOD
--------------------------------------------------------------------------------
    The annuity period is that period of time beginning after the end of the accumulation period and during which payments to you are made.

VARIABLE ACCUMULATION ANNUITY CONTRACTS
    Annuity payments will begin on the contract's maturity date if the annuitant is alive and the contract is still in force. Beginning on the maturity date, investment in the Account is continued unless a Fixed Payment Annuity is elected. No surrender charge is taken. Each contract will provide, at the time of its issuance, for a Variable Payment Life Expectancy Annuity (Option L) unless you elect a different annuity option. See "Annuity Options." Under a Variable Payment Life Expectancy Annuity, annuity payments are made on a monthly basis over the annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the annuitant and joint annuitant. A contract owner may at anytime request unscheduled withdrawals representing part or all of the remaining contract value. Upon the death of the annuitant (and joint annuitant, if there is a joint annuitant), the remaining contract value will be paid in a lump sum to the annuitant's beneficiary.

    If the amount to be applied on the maturity date is less than $2,000, we may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an Annuity Option would be less than $20, we may make a single sum payment equal to the total contract value on the date the initial payment would be payable, or make periodic payments quarterly, semiannually or annually in place of monthly payments.

    Each contract specifies a provisional maturity date at the time of its issuance. You may subsequently elect a different maturity date. The maturity date may not be earlier than the fifth contract anniversary or later than the contract anniversary nearest the annuitant's 95th birthday unless the contract is issued in connection with certain qualified plans. Generally, under Individual Retirement Accounts, the maturity date must be such that distributions begin no later than April 1st of the calendar year following the year in which the employee attains age 70 1/2.

    The maturity date election must be made by written notice and must be received by VAMO 30 days before the provisional maturity date. If you do not elect a maturity date, which is different from the provisional maturity date, the provisional maturity date becomes the maturity date. Particular care should be taken in electing the maturity date of a contract issued under an IRA plan. See "Individual Retirement Accounts."

ANNUITY OPTIONS
    You may choose among the available annuity options by written request. If we do not receive written instruction satisfactory to us on or before the maturity date, we will apply your contract value to Option L, described below.

    The options allow you to choose:

[diamond] Fixed Payments (Options A, B, D, E, F, G, H): PHL Variable guarantees a minimum rate of return for these options.

[diamond] Variable Payments (Options I, J, K, L, M, N): Payments under these options depend on subaccount investment performance. There is no guaranteed minimum payment or rate of return.

    The level of annuity payments will depend on the option selected and such factors as the age of the annuitant, the form of annuity, annuity payment rates, and the frequency of payments. The contract and the SAI provide additional information on the methods used for calculating annuity payments.

    The assumed investment rate for variable options is 4.5% on an annual basis. The assumed rate is used to calculate the first annuity payment under variable payment options I, J, K, M and N.

    We make daily deductions from contract values held in subaccounts for mortality and expense risk charges and an administrative fee. These charges affect all the variable payment options. Note that even though PHL Variable assumes no mortality risk under Option K, a mortality charge is still deducted.

    The following descriptions should allow you to compare the basic differences of the currently available annuity options. You should contact VAMO well in advance of the date you wish to elect an option for payment estimates under each option.

OPTION A--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN
    Provides a monthly income for the life of the annuitant. In the event of death of the annuitant, the annuity income will be paid to the beneficiary until the end of the specified period certain. For example, a 10-year period certain will provide a total of 120 monthly payments. The certain period may be 5, 10 or 20 years.

OPTION B--NON-REFUND LIFE ANNUITY
    Provides a monthly income for the lifetime of the annuitant. No income is payable after the death of the annuitant.

OPTION C--DISCONTINUED

OPTION D--JOINT AND SURVIVOR LIFE ANNUITY
    Provides a monthly income for the lifetimes of both the annuitant and a joint annuitant as long as either is living. In the event of the death of the annuitant or joint annuitant, the annuity income will continue for the life of the survivor. The amount to be paid to the survivor is 100% of the amount of the joint annuity payment, as elected at the time the annuity option is chosen. No income is payable after the death of the surviving annuitant.

    Under Option D, the joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION E--INSTALLMENT REFUND LIFE ANNUITY
    Provides a monthly income for the life of the annuitant. In the event of the annuitant's death, the annuity income will continue to the annuitant's beneficiary until the amount applied to purchase the annuity has been distributed.

OPTION F--JOINT AND SURVIVOR LIFE ANNUITY WITH 10-YEAR PERIOD CERTAIN
    Provides a monthly income for the lifetime of both the Annuitant and a joint annuitant as long as either is living. In the event of the death of the annuitant or joint annuitant, the annuity income will continue for the life of the survivor. If the survivor dies prior to the end of the 10-year period, the annuity income will continue to the named beneficiary until the end of the 10-year period certain.

    Under Option F, the joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION G--PAYMENTS FOR SPECIFIED PERIOD
    Provides equal income installments for a specified period of years whether the annuitant lives or dies. Any specified whole number of years from 5 to 30 years may be elected.

OPTION H--PAYMENTS OF SPECIFIED AMOUNT
    Provides equal installments of a specified amount over a period of at least five years. The specified amount may not be greater than the total annuity amount divided by five annual installment payments. If the annuitant dies prior to the end of the elected period certain, annuity payments will continue to the annuitant's beneficiary until the end of the elected period certain.

OPTION I--VARIABLE PAYMENT LIFE ANNUITY WITH 10-YEAR PERIOD CERTAIN
    It provides a variable payout monthly annuity based on the life of the annuitant. In the event of the death of the annuitant, the annuity payments are made to the annuitant's beneficiary until the end of the 10-year period. The 10-year period provides a total of 120 monthly payments. Payments will vary as to dollar amount, based on the investment experience of the subaccounts in which proceeds are invested.

OPTION J--JOINT SURVIVOR VARIABLE PAYMENT LIFE ANNUITY WITH 10-YEAR PERIOD
CERTAIN
    Provides a variable payout monthly annuity while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor or, if later, until the end of a 10-year period certain. Payments will vary as to dollar amount, based on the investment experience of the subaccounts in which proceeds are invested. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract. This option is not available for payment of any death benefit under the contract.

OPTION K--VARIABLE PAYMENT ANNUITY FOR A SPECIFIED PERIOD
    Provides variable payout monthly income installments for a specified period of time, whether the annuitant lives or dies. The period certain specified must be in whole numbers of years from 5 to 30. However, the period certain selected by the beneficiary of any death benefit under the contract may not extend beyond the life expectancy of such beneficiary. A contract owner may at anytime request unscheduled withdrawals representing part or all of the remaining contract value less any applicable contingent deferred surrender charge.

OPTION L--VARIABLE PAYMENT LIFE EXPECTANCY ANNUITY
    Unless another annuity option has been elected, this option will automatically apply to any contract proceeds payable on the maturity date. It provides a variable payout monthly income payable over the annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the annuitant and joint annuitant. A contract owner may at anytime request unscheduled withdrawals representing part or all of the remaining contract value less any applicable contingent deferred surrender charge. Upon the death of the annuitant (and joint annuitant, if there is a joint annuitant), the remaining contract value will be paid in a lump sum to the annuitant's beneficiary.

OPTION M--UNIT REFUND VARIABLE PAYMENT LIFE ANNUITY
    Provides variable monthly payments as long as the annuitant lives. If the annuitant dies, the annuitant's beneficiary will receive the value of the remaining Annuity units in a lump sum.

OPTION N--VARIABLE PAYMENT NON-REFUND LIFE ANNUITY
    Provides a variable monthly income for the life of the annuitant. No income or payment to a beneficiary is paid after the death of the annuitant.

OTHER OPTIONS AND RATES
    We may offer other annuity options at the time a contract reaches its maturity date. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current settlement rates shall be used in determining the amount of any annuity payment under the Annuity Options above.

OTHER CONDITIONS
    Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). An LED program is available to IRA participants. Any annuity options elected under regular or Simple IRA contracts must also meet federal income tax distribution requirements. Requests to elect this program must be made in writing.

    Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the 10% allowable amount. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least six years and are in excess of both the minimum distribution and the 10% free available amount will be subject to any applicable surrender charge.

    If the initial monthly annuity payment under an Annuity Option would be less than $20, we may make a single sum payment equal to the contract value on the date the initial payment would be payable, in place of all other benefits provided by the contract, or, may make periodic payments quarterly, semiannually or annually in place of monthly payments.

    Currently, transfers between subaccounts are not available for amounts allocated to any of the variable payment annuity options.

PAYMENT UPON DEATH AFTER MATURITY DATE
    If an owner who is also the annuitant dies on or after the maturity date, except as may otherwise be provided under any supplementary contract between the owner and us, we will pay to the owner/annuitant's beneficiary any annuity payments due during any applicable period certain under the Annuity Option in effect on the annuitant's death. If the annuitant who is not the owner dies on or after the maturity date, we will pay any remaining annuity payments to the annuitant's beneficiary according to the payment option in effect at the time of the annuitant's death. If an owner who is not the annuitant dies on or after the maturity date, we will pay any remaining annuity payments to the owner's beneficiary according to the payment option in effect at the time of the owner's death.

VARIABLE ACCOUNT VALUATION PROCEDURES
--------------------------------------------------------------------------------
VALUATION DATE
    A valuation date is every day the NYSE is open for trading. The NYSE is scheduled to be closed on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the NYSE reserves the right to change this schedule as conditions warrant. On each valuation date, the value of the Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

VALUATION PERIOD
    Valuation period is that period of time from the beginning of the day following a valuation date to the end of the next following valuation date.

ACCUMULATION UNIT VALUE
    The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date. After the first valuation period, the accumulation unit value reflects the cumulative investment experience of that subaccount.

NET INVESTMENT FACTOR
    The net investment factor for any valuation period is equal to 1.000000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each subaccount, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for mortality and expense risk charges and daily administration fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the subaccount at the beginning of the valuation period.

MISCELLANEOUS PROVISIONS
--------------------------------------------------------------------------------
ASSIGNMENT
    Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract without the consent of the beneficiary. A written notice of such assignment must be filed with VAMO before it will be honored.

    A pledge or assignment of a contract is treated as payment received on account of a partial surrender of a contract. See "Surrenders or Withdrawals Prior to the contract Maturity Date."

    In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

DEFERMENT OF PAYMENT
    Payment of the contract value in a single sum upon a withdrawal from, or complete surrender of, a contract will ordinarily be made within seven days after receipt of the written request by VAMO. However, we may postpone payment of the value of any accumulation units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the fund is not reasonably practicable or it is not reasonably practicable to determine the contract value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

FREE LOOK PERIOD
    We may mail the contract to you or we may deliver it to you in person. You may surrender a contract for any reason within 10 days after you receive it and receive in cash the adjusted value of your initial payment calculated without regard to any bonus payment. (A longer Free Look Period may be required by your state.) You may receive more or less than your initial payment depending on investment experience within the subaccounts during the Free Look Period. If a portion or all of your initial payment has been allocated to the GIA, we also will refund any earned interest. If a portion or all of your initial payment has been allocated to the MVA, we will apply the market value adjustment that can increase or decrease your initial payment. If applicable state law requires, we will return the full amount of any payments we received from you or on your behalf.

    If you return the contract under the right to cancel provision (Free Look) the amount returned to you will be determined as if there had been no bonus payments made by us.

    During periods of extreme market volatility, we reserve the right to make the Temporary Money Market Allocation Amendment available. In states that require return of premium during the Free Look Period, we will allocate those portions of your initial payment designated for the subaccounts to the Phoenix-Goodwin Money Market subaccount and those portions designated for the GIA and MVA will be allocated to those Accounts. At the expiration of the Free Look Period, the value of the accumulation units held in the Phoenix-Goodwin Money Market subaccount will be allocated among the available subaccounts in accordance with your allocation instructions on the application.

AMENDMENTS TO CONTRACTS
    Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

SUBSTITUTION OF FUND SHARES
    Although we believe it to be highly unlikely, it is possible that in the judgment of our management, one or more of the series of the funds may become unsuitable for investment by contract owners because of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. In that event, we may seek to substitute the shares of another series or the shares of an entirely different fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required.

OWNERSHIP OF THE CONTRACT
    Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. Spouses may own a contract as joint owners. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------
INTRODUCTION
    The contracts are designed for use with retirement plans which may or may not be tax-qualified plans under the provisions of the Internal Revenue Code of 1986, (the "Code"). The contracts may be used to establish regular, Simple and Roth IRAs. The contracts will not be issued in connection with other tax-qualified plans such as employer-sponsored or tax-sheltered annuity plans. The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our tax status, on the type of retirement plan for which the contract is purchased, and upon the tax and employment status of the individual concerned.

    The following discussion is general in nature and is not intended as tax advice. The tax rules are complicated and this discussion can only make you aware of the issues. Each person concerned should consult a competent tax adviser. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. For a discussion of federal income taxes as they relate to the funds, please see the accompanying prospectuses for the funds.

TAX STATUS
    We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Account is not a separate entity from PHL Variable and its operations form a part of PHL Variable, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS
    Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases the increase in value may be subject to tax currently. In the case of contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons." In the case of contracts not meeting the diversification requirements, see "Diversification Standards."

SURRENDERS OR WITHDRAWALS PRIOR TO THE CONTRACT MATURITY DATE
    Code Section 72 provides that a total or partial surrender from a contract prior to the contract maturity date will be treated as taxable income to the extent the amounts held under the contract exceed the "investment in the contract." The "investment in the contract" is that portion, if any, of payments (premiums paid) by or on behalf of an individual under a contract that have not been excluded from the individual's gross income. However, under most regular and all Simple IRAs there will be no investment in the contract within the meaning of Code Section 72, so that the total amount of all payments received will be taxable. For Roth IRAs, there will generally be no taxable amount on distributions made after age 59 1/2 and after five years from the contract issue date. The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received on account of a total or partial surrender of a contract. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial surrender of a contract.

SURRENDERS OR WITHDRAWALS ON OR AFTER THE CONTRACT MATURITY DATE
    Upon receipt of a lump sum payment under the contract, the recipient is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.

    For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain regular IRAs and all Simple IRAs, there may be no investment in the contract resulting in the full amount of the payments being taxable. A simplified method of determining the exclusion ratio is effective with respect to qualified plan annuities starting after November 18, 1996.

    Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies VAMO of that election.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
    Amounts surrendered or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "Primary Annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) allocable to investment in the contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

    If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, but only if the modification takes place: (a) within 5 years from the date of the first payment, or (b) before the taxpayer reaches age 59 1/2.

    Separate tax withdrawal penalties apply to IRAs. See "Penalty Tax on Surrenders and Withdrawals from IRAs."

ADDITIONAL CONSIDERATIONS

DISTRIBUTION-AT-DEATH RULES
    In order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the contract owner dies on or after the contract maturity date, and before the entire interest in the contract has been distributed, the remainder of the contract owner's interest will be distributed at least as quickly as the method in effect on the contract owner's death; and (b) if a contract owner dies before the contract maturity date, the contract owner's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the contract owner's date of death. If the beneficiary is the spouse of the contract owner, the contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as contract owner. Similar distribution requirements apply to annuity contracts under IRAs (other than Roth IRAs). However, a number of restrictions, limitations and special rules apply to IRAs and contract owners should consult with their tax adviser.

    If the annuitant, who is not the contract owner, dies before the maturity date and there is no Contingent annuitant, the annuitant's beneficiary must elect within 60 days whether to receive the death benefit in a lump sum or in periodic payments commencing within one (1) year.

    If the contract owner is not an individual, the death of the primary annuitant is treated as the death of the contract owner. In addition, when the contract owner is not an individual, a change in the primary annuitant is treated as the death of the contract owner. Finally, in the case of non-spousal joint contract owners, distribution will be required at the death of the first of the contract owners.

    If the contract owner or a joint contract owner dies on or after the maturity date, the remaining payments, if any, under the Annuity Option selected will be made at least as rapidly as under the method of distribution in effect at the time of death.

TRANSFER OF ANNUITY CONTRACTS
    Transfers of non-qualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses or incident to a divorce.

CONTRACTS OWNED BY NON-NATURAL PERSONS
    If a non-natural person (for example, a corporation) holds the contract the income on that contract (generally the increase in the net surrender value less the premium paid) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a contract and the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan, and nor if the annuity contract is an immediate annuity.

SECTION 1035 EXCHANGES
    Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the contract owner's investment in the contract will continue to apply. In contrast, contracts issued on or after January 19, 1985 are, in a Code Section 1035 exchange, treated as new contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

MULTIPLE CONTRACTS
    Code Section 72(e)(11)(A)(ii) provides that for contracts entered into after October 21, 1988, for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all non-qualified deferred annuity contracts issued by the same insurer (or affiliate) to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract maturity date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

    The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same contract owner. Accordingly, a contract owner should consult a competent tax adviser before purchasing more than one contract or other annuity contracts.

DIVERSIFICATION STANDARDS

DIVERSIFICATION REGULATIONS
    To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter that the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

    The Treasury Department has indicated that the Diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Account will cause the contract owner to be treated as the owner of the assets of the Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time, it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance. The amount of contract owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the IRS in which was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the contract owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the contract owner to be considered as the owner of the assets of the Account resulting in the imposition of federal income tax to the contract owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

    In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling generally will be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Account.

    Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

    We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

DIVERSIFICATION REGULATIONS AND QUALIFIED PLANS
    Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. The IRAs (described below) are defined as "pension plan contracts" for these purposes. Notwithstanding the exception of IRA contracts from application of the diversification rules, all investments of the PHL Variable IRA contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for non-qualified contracts as well as IRA contracts.

INDIVIDUAL RETIREMENT ANNUITY
    The contracts may be used with several types of IRAs. The tax rules applicable to IRAs vary according to the type of IRAs. No attempt is made here to provide more than general information about the use of the contracts with the various types of IRAs.

    On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by PHL Variable in connection with certain IRAs which are considered sponsored by an employer for its employees will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain non-qualified deferred compensation plans.

IRAS
    Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an "IRA." These IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Effective January 1, 1997, employers may establish a new type of IRA called SIMPLE (Savings Incentive Match Plan for Employees). Special rules apply to participants' contributions to and withdrawals from SIMPLE IRAs. Also effective January 1, 1997, salary reduction IRAs (SARSEP) no longer may be established. Effective January 1, 1998, individuals may establish Roth IRAs. Special rules also apply to contributions to and withdrawals from Roth IRAs.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS FROM IRAS
    Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distribution from IRAs qualified under Code The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible IRA or qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days and (f) distributions for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner.

    Roth IRAs are subject to the early distribution penalties described above. In addition, Roth IRAs, which contain amounts converted from regular or Simple IRAs, are subject to a 10% penalty if made prior to the expiration of the five-year holding period beginning with the year of the conversion.

     Generally, distributions from regular and Simple IRAs must commence no later than April 1 of the calendar year following the year in which the contract owner attains age 70 1/2. The required distribution rules do not apply to Roth IRAs provided Roth IRA rules regarding age and holding periods have been met. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

SEEK TAX ADVICE
    The above description of federal income tax consequences of the different types of IRAs which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of an IRA and purchase of a contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the IRA.

SALES OF VARIABLE ACCUMULATION CONTRACTS
--------------------------------------------------------------------------------
    The principal underwriter of the contracts is PEPCO. contracts may be purchased through registered representatives of W.S. Griffith & Company, Inc. ("WSG") who are licensed to sell PHL Variable annuity contracts. WSG is an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company. PEPCO is an indirect, majority owned subsidiary of Phoenix Home Life Mutual Insurance Company. contracts also may be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO and terms of agreement provided by PHL Variable.

    In addition to reimbursing PEPCO for its expenses, we pay PEPCO an amount equal to up to 7.25% of the payments made under the contract. PEPCO pays any qualified distribution organization an amount, which may not exceed 7.25% of the payments under the contract. We will pay any such amount paid with respect to contracts sold through other broker-dealers to or through PEPCO. The amounts paid are not deducted from the payments. Deductions for surrender charges (as described under "Surrender Charges") may be used as reimbursement for commission payments.

    Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers.

STATE REGULATION
--------------------------------------------------------------------------------
    We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

    State regulation of PHL Variable includes certain limitations on the investments that may be made for its General Account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.

REPORTS
--------------------------------------------------------------------------------
    Reports showing the contract value and containing the financial statements of the Account will be furnished to you at least annually.

VOTING RIGHTS
--------------------------------------------------------------------------------
    As stated above, all of the assets held in an available subaccount will be invested in shares of a corresponding series of the funds. We are the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholder' meeting. However, we intend to vote the shares of the funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from owners of the contracts.

    We currently intend to vote fund shares attributable to any of our assets and fund shares held in each subaccount for which no timely instructions from owners are received in the same proportion as those shares in that subaccount for which instructions are received. In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

    Matters on which owners may give voting instructions may include the following: (1) election of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected subaccount(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the Shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund. We will furnish you with proper forms and proxies to enable them to give these instructions.

LEGAL MATTERS
--------------------------------------------------------------------------------
    Edwin L. Kerr, Counsel, Phoenix Home Life Mutual Insurance Company, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

SAI
--------------------------------------------------------------------------------
    The SAI contains more specific information and financial statements relating to the Account and PHL Variable. The Table of Contents of the SAI is set forth below:

    Underwriter
    Calculation of Yield and Return
    Calculation of Annuity Payments
    Experts
    Financial Statements

    Contract owner inquiries and requests for a SAI should be directed, in writing, to Phoenix Variable Annuity Mail Operations at P.O. Box 8027, Boston, Massachusetts 02266-8027, or by calling VAO at 800/541-0171.

APPENDIX A-1
PERFORMANCE HISTORY FOR CONTRACTS WITH BENEFIT OPTION 1(1)
--------------------------------------------------------------------------------
    From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for premium taxes (which vary by state) at the beginning of the relevant period.

    For those subaccounts within the Account that have not been available for one of the quoted periods, the standardized average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

----------------------------------------------------------------------------------------------------------------------------------
                             AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 1999(1,3)
----------------------------------------------------------------------------------------------------------------------------------
                                                            INCEPTION DATE    1 YEAR      5 YEARS     10 YEARS   SINCE INCEPTION
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series                          7/15/97
Phoenix-Aberdeen International Series                           5/1/90
Phoenix-Aberdeen New Asia Series                                9/17/96
Phoenix-Duff & Phelps Real Estate Securities Series             5/1/95
Phoenix-Engemann Capital Growth Series                         12/31/82
Phoenix-Engemann Nifty Fifty Series                             3/2/98
Phoenix-Goodwin Money Market Series                             10/8/82
Phoenix-Goodwin Multi-Sector Fixed Income Series               12/31/82
Phoenix-Hollister Value Equity Series                           3/2/98
Phoenix-Oakhurst Balanced Series                                5/1/92
Phoenix-Oakhurst Growth and Income Series                       3/2/98
Phoenix-Oakhurst Strategic Allocation Series                    9/17/84
Phoenix-Schafer Mid-Cap Value Series                            3/2/98
Phoenix-Seneca Mid-Cap Growth Series                            3/2/98
Phoenix-Seneca Strategic Theme Series                           1/29/96
EAFE[registered trademark] Equity Index Fund Series             8/22/97
Federated Fund for U.S. Government Securities II                3/28/94
Federated High Income Bond Fund II                              3/1/95
Mutual Shares Investments Fund -- Class 2(2)                    11/2/98
Templeton Asset Allocation Fund -- Class 2(2)                  11/28/88
Templeton Developing Markets Fund -- Class 2(2)                 9/27/96
Templeton International Fund -- Class 2(2)                      5/11/92
Templeton Stock Fund -- Class 2(2)                              11/3/88
Wanger Foreign Forty                                            2/1/99
Wanger International Small Cap                                  5/1/95
Wanger Twenty                                                   2/1/99
Wanger U.S. Small Cap                                           5/1/95
----------------------------------------------------------------------------------------------------------------------------------

(1) The average annual total return is the annual compound return that results from holding an initial investment of $1,000 for the time period indicated. Returns are net of investment management fees, daily and annual administrative fees, and mortality and expense risk charges and deferred sales charges of 7% and 4% deducted from redemptions after 1 and 5 years, respectively. Surrender charges are based on the age of the deposit. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.

(2) Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance since that date reflects Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(3) Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Premium Edge-VA with Benefit Option 1 charges had the subaccount started on the inception date of the appropriate series.

                                           ANNUAL TOTAL RETURN(1,3)

-------------------------------------------------------------------------------------------------------------
                                           1983   1984    1985   1986    1987   1988   1989   1990   1991
-------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series      N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series       N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A   18.60%
-------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series            N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series                           N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series     31.64%   9.62%  33.65% 19.33%   5.92%  2.93% 34.91%  3.06% 41.40%
-------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series         N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series         7.35%   9.18%   7.01%  5.50%   5.50%  6.44%  8.17%  7.20%  4.98%
-------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series                                      5.00%  10.29%  19.47% 18.16%   0.13%  9.44%  7.21%  4.22% 18.46%
-------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series       N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series            N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series   N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation
Series                                      N/A    N/A     26.14% 14.59%  11.49%  1.37% 18.77%  4.76% 28.10%
-------------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series        N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series        N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series       N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index
Fund                                        N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II                               N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II          N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund --
Class 2(2)                                  N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund --
Class 2(2)                                  N/A    N/A     N/A     N/A    N/A     N/A   11.96% -9.08% 26.23%
-------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund --
Class 2(2)                                  N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Templeton International Fund -- Class 2(2)  N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Templeton Stock Fund -- Class 2(2)          N/A    N/A     N/A     N/A    N/A     N/A   13.31%-12.12% 26.03%
-------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                        N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Wanger International Small Cap              N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Wanger Twenty                               N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------
Wanger US Small Cap                         N/A    N/A     N/A     N/A    N/A     N/A    N/A    N/A    N/A
-------------------------------------------------------------------------------------------------------------

                                       ANNUAL TOTAL RETURN(1,3) (continued)

---------------------------------------------------------------------------------------------------------
                                            1992    1993    1994   1995    1996   1997    1998    1999
---------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series       N/A     N/A    N/A     N/A    N/A     N/A     30.45%
---------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series       -13.66% 37.16%  -0.89%  8.56%  17.53%  10.99%  26.73%
---------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series             N/A     N/A    N/A     N/A    N/A    -33.05%  -5.35%
---------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series                            N/A     N/A    N/A     N/A    31.86%  20.91% -21.95%
---------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series        9.25% 18.57%   0.51% 29.65%  11.52%  19.94%  28.79%
---------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series          N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series           2.59%  1.90%   2.86%  4.70%   4.03%   4.19%   4.10%
---------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series                                        9.03% 14.83%  -6.38% 22.38%  11.35%  10.04%  -5.06%
---------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series        N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series             N/A     7.59%  -3.76% 22.18%   9.52%  16.83%  17.90%
---------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series    N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation
Series                                        9.61%  9.96%  -2.33% 17.09%   8.02%  19.60%  19.66%
---------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series         N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series         N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series        N/A     N/A    N/A     N/A    N/A     16.06%  43.35%
---------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index
Fund                                         N/A     N/A    N/A     N/A    N/A     N/A     20.46%
---------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II                                N/A     N/A     0.00%  7.74%   3.21%   7.55%   6.64%
---------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II           N/A     N/A     0.00% 19.24%  13.22%  12.76%   1.73%
---------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund --
Class 2(2)                                   N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund --
Class 2(2)                                    6.81% 24.68%  -4.14% 21.11%  17.46%  14.18%   5.10%
---------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund --
Class 2(2)                                   N/A     N/A    N/A     N/A    N/A    -30.06% -21.79%
---------------------------------------------------------------------------------------------------------
Templeton International Fund -- Class 2(2)   N/A    45.08%  -3.78% 13.97%  22.12%  12.44%   8.05%
---------------------------------------------------------------------------------------------------------
Templeton Stock Fund -- Class 2(2)            5.86% 32.48%  -3.39% 23.78%  20.98%  10.54%   0.03%
---------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                         N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Wanger International Small Cap               N/A     N/A    N/A     N/A    30.78%  -2.39%  15.24%
---------------------------------------------------------------------------------------------------------
Wanger Twenty                                N/A     N/A    N/A     N/A    N/A     N/A     N/A
---------------------------------------------------------------------------------------------------------
Wanger US Small Cap                          N/A     N/A    N/A     N/A    45.23%  28.20%   7.66%
---------------------------------------------------------------------------------------------------------

(1) Rates are net of the investment management fee, daily administrative fees, and mortality and expense risk charges of the subaccounts. Percent change doesn't include the effect of the surrender charges or the annual administrative fees.

(2) Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance since that date reflects Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(3) Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Premium Edge-VA with Benefit Option 1 charges had the subaccount started on the inception date of the appropriate series.

  THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

    Current yield for the Phoenix-Goodwin Money Market Subaccount is based upon the income earned by the subaccount over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in subaccount units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level excluding the annual administrative fee.

    Yield calculations of the Phoenix-Goodwin Money Market subaccount used for illustration purposes are based on the consideration of a hypothetical contract owner's account having a balance of exactly 1 unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical contract owner's account's original unit. The following is an example of this yield quotation for the Phoenix-Goodwin Money Market Subaccount based on a 7-day period ending December 31, 1999.

   Example:
   Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:......................
   Value of the same account (excluding capital changes) at the end of the 7-day period:..................................
   Calculation:                                                   [To be
     Ending account value......................................  filed by
     Less beginning account value.............................. amendment]
     Net change in account value...............................
   Base period return:
     (adjusted change/beginning account value).................
   Current yield = return x (365/7) =..........................
   Effective yield = [(1 + return)(365/7)] -1 =................

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

    A subaccount's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average[servicemark], the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the Europe Australia Far East Index, and also may be compared to the performance of the other variable annuity accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A subaccount's performance also may be compared to that of other investment or savings vehicles.

    Advertisements, sales literature and other communications may contain information about any series' or advisors' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the S&P 500, Dow Jones Industrial Average[servicemark], First Boston High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

    EACH FUND'S ANNUAL REPORT, AVAILABLE UPON REQUEST AND WITHOUT CHARGE, CONTAINS A DISCUSSION OF THE PERFORMANCE OF THE FUNDS AND A COMPARISON OF THAT PERFORMANCE TO A SECURITIES MARKET INDEX.

APPENDIX A-2
PERFORMANCE HISTORY FOR CONTRACTS WITH BENEFIT OPTION 2(1)
--------------------------------------------------------------------------------
    From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for premium taxes (which vary by state) at the beginning of the relevant period.

    For those subaccounts within the Account that have not been available for one of the quoted periods, the standardized average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

----------------------------------------------------------------------------------------------------------------------------------
                             AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 1999(1,3)
----------------------------------------------------------------------------------------------------------------------------------
                                                            INCEPTION DATE    1 YEAR      5 YEARS     10 YEARS   SINCE INCEPTION
----------------------------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series                          7/15/97
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                           5/1/90
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series                                9/17/96
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series             5/1/95
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                         12/31/82
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series                             3/2/98
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                             10/8/82
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series               12/31/82
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series                           3/2/98
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series                                5/1/92
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series                       3/2/98
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation Series                    9/17/84
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series                            3/2/98
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                            3/2/98
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                           1/29/96
----------------------------------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index Fund Series             8/22/97
----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                3/28/94
----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                              3/1/94
----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund -- Class 2(2)                    11/2/98
----------------------------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund -- Class 2(2)                  11/28/88
----------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund -- Class 2(2)                 9/27/96
----------------------------------------------------------------------------------------------------------------------------------
Templeton International Fund -- Class 2(2)                      5/11/92
----------------------------------------------------------------------------------------------------------------------------------
Templeton Stock Fund -- Class 2(2)                              11/3/88
----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                            2/1/99
----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                                  5/1/95
----------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty                                                   2/1/99
----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Small Cap                                           5/1/95
----------------------------------------------------------------------------------------------------------------------------------

(1) The average annual total return is the annual compound return that results from holding an initial investment of $1,000 for the time period indicated. Returns are net of investment management fees, daily and annual administrative fees, and mortality and expense risk charges and deferred sales charges of 7% and 4% deducted from redemptions after 1 and 5 years, respectively. Surrender charges are based on the age of the deposit. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost.

(2) Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance since that date reflects Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(3) Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Premium Edge-VA with Benefit Option 2 charges had the subaccount started on the inception date of the appropriate series.

                                             ANNUAL TOTAL RETURN(1,3)

--------------------------------------------------------------------------------------------------------------
                                             1983    1984   1985   1986   1987    1988   1989   1990    1991
--------------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series       N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series        N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A    18.19%
--------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series             N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series                            N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series      31.19%  9.24%  33.18% 18.92%  5.55%  2.57%  34.44% 2.70%   40.90%
--------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series          N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series         6.97%   8.80%  6.63%  5.13%   5.13%  6.06%  7.79%  6.82%   4.61%
--------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series                                      4.64%   9.90%  19.05% 17.75%  -0.22% 9.06%  6.84%  3.86%   18.05%
--------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series        N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series             N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series    N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation
Series                                       N/A     N/A   25.70% 14.19%  11.10% 1.02%  18.36% 4.40%   27.65%
--------------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series         N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series         N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series        N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index
Fund                                         N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government           N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
Securities II
--------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II           N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund --
Class 2(2)                                   N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund --
Class 2(2)                                   N/A     N/A    N/A    N/A     N/A    N/A   11.57%  -9.40% 25.79%
--------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund --
Class 2(2)                                   N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Templeton International Fund -- Class 2(2)   N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Templeton Stock Fund -- Class 2(2)           N/A     N/A    N/A    N/A     N/A    N/A   12.92%-12.43%  25.59%
--------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                         N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Wanger International Small Cap               N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Wanger Twenty                                N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------
Wanger US Small Cap                          N/A     N/A    N/A    N/A     N/A    N/A    N/A    N/A     N/A
--------------------------------------------------------------------------------------------------------------

                                          ANNUAL TOTAL RETURN(1,3) (continued)

----------------------------------------------------------------------------------------------------------
                                             1992    1993    1994   1995   1996   1997     1998    1999
----------------------------------------------------------------------------------------------------------
Phoenix Research Enhanced Index Series        N/A     N/A    N/A    N/A    N/A     N/A    29.99%
----------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series       -13.96% 36.68% -1.23%  8.18%  17.12%  10.60%  26.29%
----------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series              N/A     N/A    N/A    N/A    N/A   -33.28%  -5.68%
----------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series                             N/A     N/A    N/A    N/A   31.39%  20.49% -22.22%
----------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series       8.87%   18.16% 0.16%  29.20% 11.13%  19.53%  28.34%
----------------------------------------------------------------------------------------------------------
Phoenix-Engemann Nifty Fifty Series           N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series          2.23%   1.55%  2.50%  4.34%  3.66%   3.83%   3.74%
----------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series                                       8.65%   14.43%-6.71%  21.95% 10.96%  9.65%   -5.39%
----------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series         N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series              N/A    7.21%  -4.09% 21.76% 9.13%   16.42%  17.48%
----------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth and Income Series     N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation
Series                                       9.23%   9.58% -2.68%  16.68% 7.64%   19.18%  19.24%
----------------------------------------------------------------------------------------------------------
Phoenix-Schafer Mid-Cap Value Series          N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series          N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series         N/A     N/A    N/A    N/A    N/A    15.66%  42.85%
----------------------------------------------------------------------------------------------------------
EAFE[registered trademark] Equity Index
Fund                                          N/A     N/A    N/A    N/A    N/A     N/A    20.04%
----------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government            N/A     N/A   0.00%  7.37%  2.85%   7.18%   6.27%
Securities II
----------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II            N/A     N/A   0.00%  18.83% 12.83%  12.36%  1.37%
----------------------------------------------------------------------------------------------------------
Mutual Shares Investments Fund --
Class 2(2)                                    N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Templeton Asset Allocation Fund --
Class 2(2)                                   6.44%   24.24%-4.48%  20.69% 17.05%  13.78%  4.73%
----------------------------------------------------------------------------------------------------------
Templeton Developing Markets Fund --
Class 2(2)                                    N/A     N/A    N/A    N/A    N/A    -30.31%-22.07%
----------------------------------------------------------------------------------------------------------
Templeton International Fund -- Class 2(2)    N/A    44.58%-4.11%  13.57% 21.69%  12.05%  7.67%
----------------------------------------------------------------------------------------------------------
Templeton Stock Fund -- Class 2(2)           5.49%   32.02%-3.73%  23.35% 20.56%  10.16%  -0.32%
----------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                          N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Wanger International Small Cap                N/A     N/A    N/A    N/A   30.32%  -2.74%  14.83%
----------------------------------------------------------------------------------------------------------
Wanger Twenty                                 N/A     N/A    N/A    N/A    N/A     N/A     N/A
----------------------------------------------------------------------------------------------------------
Wanger US Small Cap                           N/A     N/A    N/A    N/A   44.72%  27.76%  7.29%
----------------------------------------------------------------------------------------------------------

(1) Rates are net of the investment management fee, daily administrative fees, and mortality and expense risk charges of the subaccounts. Percent change doesn't include the effect of the surrender charges or the annual administrative fees.

(2) Because Class 2 shares were not offered until May 1, 1997 (November 10, 1998 for Mutual Shares Investments), performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance since that date reflects Class 2's high annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(3) Performance data quoted represents the investment return of the appropriate series adjusted for the Phoenix Premium Edge-VA with Benefit Option 2 charges had the subaccount started on the inception date of the appropriate series.

    Current yield for the Phoenix-Goodwin Money Market Subaccount is based upon the income earned by the subaccount over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in subaccount units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level excluding the annual administrative fee.

    Yield calculations of the Phoenix-Goodwin Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical contract owner's account having a balance of exactly 1 unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical contract owner's account's original unit. The following is an example of this yield quotation for the Phoenix-Goodwin Money Market Subaccount based on a 7-day period ending December 31, 1999.

   Example:
   Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:......................
   Value of the same account (excluding capital changes) at the end of the 7-day period:..................................
   Calculation:
     Ending account value......................................   [To be
     Less beginning account value..............................  filed by
     Net change in account value............................... amendment]
   Base period return:
     (adjusted change/beginning account value).................
   Current yield = return x (365/7) =..........................
   Effective yield = [(1 + return)(365/7)] -1 =................

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

    A subaccount's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average[servicemark], the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the Europe Australia Far East Index, and also may be compared to the performance of the other variable annuity accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A subaccount's performance also may be compared to that of other investment or savings vehicles.

    Advertisements, sales literature and other communications may contain information about any series' or advisors' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the S&P 500, Dow Jones Industrial Average[servicemark], First Boston High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

EACH FUND'S ANNUAL REPORT, AVAILABLE UPON REQUEST AND WITHOUT CHARGE, CONTAINS A DISCUSSION OF THE PERFORMANCE OF THE FUNDS AND A COMPARISON OF THAT PERFORMANCE TO A SECURITIES MARKET INDEX.


THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

APPENDIX B
DEDUCTIONS FOR STATE PREMIUM TAXES
QUALIFIED AND NON-QUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------

                                                               UPON               UPON
STATE                                                       PURCHASE(1)       ANNUITIZATION        NON-QUALIFIED      QUALIFIED
-----                                                       --------          -------------        -------------      ---------

California ..........................................                             X                   2.35%             0.50%

Kentucky.............................................                             X                   2.00              2.00

Maine................................................                             X                   2.00

Nevada...............................................                             X                   3.50

South Dakota.........................................           X                                     1.25

West Virginia........................................                             X                   1.00              1.00

Wyoming..............................................                             X                   1.00

NOTE: The above premium tax deduction rates are as of January 1, 2000. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above list of states and the applicable tax rates. Consequently, we reserve the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of Premium Taxes, see "Deductions and Charges--Premium Tax."

(1) "Purchase" in this chart refers to the earlier of partial withdrawal, surrender of the contract, payment of death proceeds or maturity date.

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                         PHL VARIABLE INSURANCE COMPANY

HOME OFFICE:                                            PHOENIX VARIABLE ANNUITY
One American Row                                        MAIL OPERATIONS ("VAMO")
Hartford, Connecticut                                              P.O. Box 8027
                                                Boston, Massachusetts 02266-8027


                        PHL VARIABLE ACCUMULATION ACCOUNT


                 VARIABLE ACCUMULATION DEFERRED ANNUITY CONTRACT

                       STATEMENT OF ADDITIONAL INFORMATION

                                   May 1, 2000

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the prospectus, dated May 1, 2000. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company at the above address and telephone number.


                               -------------------
                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Underwriter..........................................................       B-2

Calculation of Yield and Return......................................       B-2

Calculation of Annuity Payments .....................................       B-3

Experts .............................................................       B-4

Financial Statements.................................................       B-5

UNDERWRITER
-------------------------------------------------------------------------------
    PEPCO, an affiliate of PHL Variable, offers these contracts on a continuous basis. No contracts were sold during the fiscal years ended December 31, 1997, 1998 and 1999; therefore PEPCO was not paid for sales of these contracts and retained $0.

CALCULATION OF YIELD AND RETURN
-------------------------------------------------------------------------------

    Yield of the Phoenix-Goodwin Money Market Subaccount. We summarize the following information in the prospectus under the heading "Performance History." We calculate the yield of the Phoenix-Goodwin Money Market Subaccount for a 7-day period (the "base period") by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the period. We then determine what the value of the hypothetical account would have been at the end of the 7-day period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value resulting in the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

    The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

    The yield/return calculations include a mortality and expense risk charge equal to 1.475% on an annual basis, and a daily administrative fee equal to 0.125% on an annual basis.

    The Phoenix-Goodwin Money Market Subaccount return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the subaccount.

    We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

Example:
    The following example of a return/yield calculation for the Phoenix-Goodwin Money Market Subaccount was based on the 7-day period ending December 31, 1999:

Value of hypothetical pre-existing account with
   exactly one Unit at the beginning of the period:..        To be filed
Value of the same account (excluding capital                by Amendment
   changes) at the end of the 7-day period:..........
Calculation:
   Ending account value..............................
   Less beginning account value......................
   Net change in account value.......................
Base period return:
   (adjusted change/beginning account value).........
Current yield = return x (365/7) =...................
Effective yield = [(1 + return)(365/7)]-1 =..........

    Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

    Calculation of Total Return. We summarize the following information in the prospectus under the heading, "Performance History. Total return measures the change in value of a subaccount investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1) We assume a hypothetical $1,000 initial investment in the subaccount;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the n(th) root of the ratio from step (3), where n equals the number of years in that period (e.g. 1, 5, 10), and subtract one.

The formula in mathematical terms is:

R = ((ERV / II) exp (1/n)) - 1

Where:

    II       =     a hypothetical initial payment of $1,000
    R        =     average annual total return for the period
    n        =     number of years in the period
    ERV      =     ending redeemable value of the hypothetical
                   $1,000 for the period [see (2) and (3) above]

    We normally calculate total return for 1-year, 5-year and 10-year periods for each subaccount. If a subaccount has not been available for at least 10 years, we will provide total returns for other relevant periods.

PERFORMANCE INFORMATION
    Advertisements, sale literature and other communications may contain information about any series or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series' may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:

      The Dow Jones Industrial Average[servicemark](1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The Standard & Poor's 500 Index (S&P 500)(2)

    Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

      Lipper Analytical Services
      Morningstar, Inc.
      Thomson Financial

    A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

      Barrons
      Business Week
      Changing Times
      Forbes
      Fortune
      Consumer Reports
      Investor's Business Daily
      Financial Planning
      Financial Services Weekly
      Financial World
      Money
      The New York Times
      Personal Investor
      Registered Representative
      Stanger's Investment Adviser
      The Stanger Register
      U.S. News and World Report
      The Wall Street Journal

    A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

    The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:

      The Dow Jones Industrial Average [servicemark](1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The S&P 500(2)


CALCULATION OF ANNUITY PAYMENTS
-------------------------------------------------------------------------------
    See your prospectus in the section titled "The Annuity Period" for a description of the annuity options.

    You may elect a payment option by written request. If you do not elect an option, amounts held under the contract will be applied to provide a Variable Payment Life Expectancy Annuity (Option L) on the maturity date. You may not change your election after the first annuity payment.

FIXED ANNUITY PAYMENTS
    Fixed annuity payments are determined by the total dollar value for all subaccounts' accumulation units, all amounts held in the GIA and the MVA Account. For each contract the resulting dollar value is then multiplied by the applicable annuity purchase rate, which reflects the age (and sex for nontax-qualified plans) of the annuitant or annuitants, for the fixed payment annuity option selected. The guaranteed annuity payment rates will be no less favorable than the following:

    Under Options A, B, D, E and F rates are based on the a-49 Annuity Table(4) projected to 1985 with Projection Scale B. We use an interest rate of 3-3/8% for 5- and 10-year certain periods under Option A, for the 10-year certain period under Option F, and for Option E; an interest rate of 3-1/4% for the 20-year certain period under Options A and F; an interest rate of 3-1/2% under Options B and D. Under Options G and H the guaranteed interest rate is 3%.

    It is possible that we may have more favorable rates in effect on the settlement date.

VARIABLE ANNUITY PAYMENTS
    Under all variable options except Option L, the first payment is based on an assumed annual investment rate of 4-1/2%. All subsequent payments may be higher or lower depending on investment experience of the subaccounts.

    Under Options I, J, K, M and N, we determine the first payment by multiplying the amounts held under the selected option in each subaccount by the applicable payment option rate, which reflects the age (and sex for nontax-qualified plans) of the annuitant or annuitants. The first payment equals the total of such amounts determined for each subaccount. We determine future payments under these options by multiplying the number of annuity units in each subaccount by the annuity unit value for each subaccount on the payment calculation date. The payment will equal the sum of the amounts provided by each subaccount.

    Under Option L, we determine the amount of the annual distribution by dividing the amount of contract value held under this option on December 31 of the previous year by the life expectancy of the annuitant or the joint life expectancy of the annuitant and joint annuitant at that time.

    Under Options I, J, M and N, the applicable options rate used to determine the first payment amount will not be less than the rate based on the 1983 Table A (1983 IAM)(4) projected with Projection Scale G to the year 2040, and with continued projection thereafter, and on the assumed investment rate. Under Option K, the rate will be based on the number of payments to be made during the specified period and the assumed investment rate.

    We deduct a daily charge for mortality and expense risks and a daily administrative fee from contract values held in the subaccounts. See your prospectus in the section titled "Deductions and Charges." Electing Option K will result in a mortality risk deduction being made even though we assume no mortality risk under that option.


EXPERTS
-------------------------------------------------------------------------------
    The financial statements of PHL Variable Insurance Company have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report is set forth herein, and the financial statements have been included upon the authority of said firm as experts in accounting and auditing.

    PricewaterhouseCoopers LLP, whose address is One Financial Plaza, Hartford, Connecticut, also provides other accounting and tax-related services as requested by PHL Variable from time to time.

    Edwin L. Kerr, Counsel, Phoenix Home Life Mutual Insurance Company, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.





(1)The Dow Jones Industrial Average [servicemark] (DJIA [servicemark]) is an unweighted(3) index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA[servicemark] are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA [servicemark].

(2)The S&P 500 is a market-value weighted(3) index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. As of December 31, 1999 it contained 376 industrial, 41 utility, 72 financial and 11 transportation issues. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

(3)Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average [servicemark]) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

(4)The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities.

         PHL VARIABLE
         ACCUMULATION ACCOUNT
         FINANCIAL STATEMENTS

         THE SUBACCOUNTS OF THIS CONTRACT COMMENCED OPERATIONS AS OF THE DATE OF THIS PROSPECTUS; THEREFORE, DATA FOR THESE
         SUBACCOUNTS ARE NOT YET AVAILABLE.

         PHL VARIABLE
         INSURANCE COMPANY
         FINANCIAL STATEMENTS
         DECEMBER 31, 1999

         (TO BE FILED WITH THE N-4/A FILING)

                                     PART C

                                OTHER INFORMATION

                                     PART C

                                OTHER INFORMATION

    Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b)(ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements

               The financial statements are included in Part B and condensed financial information is included in Part A.

          (b)  Exhibits

               (1) Resolution of the Board of Directors of PHL Variable Insurance Company establishing the PHL Variable Accumulation Account is incorporated by reference to Registrant's Registration Statement (No. 33-87376) on Form N-4 dated December 14, 1994.

               (2)  Not Applicable.

               (3)  Distribution of Policies

                    (a) Master Service and Distribution Compliance Agreement between Registrant and Phoenix Equity Planning Corporation dated December 31, 1996 is incorporated by reference to Registrant's Form N-4 (File No. 33-87376) Post-Effective Amendment No. 3, filed via Edgar on April 30, 1997.

                    (b) Form of Agreement between Phoenix Equity Planning Corporation and Registered Broker-Dealers with respect to the sale of Contracts is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to its Form N-4 Registration Statement (File No. 33-87376) dated July 20, 1995.

               (4)  (a)  Form of Variable Annuity Contract (Premium Edge) to be
                         filed with the N-4/A filing.

               (5)  (a)  Form of Application (Premium Edge) to be filed with the
                         N-4/A filing.

               (6)  (a)  Charter of PHL Variable Insurance Company is
                         incorporated by reference to Registrant's Registration Statement (File No. 33-87376) on Form N-4 dated December 14, 1994.

                    (b) By-laws of PHL Variable Insurance Company is incorporated by reference to Registrant's Registration Statement (File No. 33-87376) on Form N-4 dated December 14, 1994.

               (7)  Not Applicable.

               (8)  Not Applicable.

               (9) Written Opinion of Edwin L. Kerr, Esq., to be filed with the N-4/A filing.

               (10) (a) Written Consent of Edwin L. Kerr, Esq. to be filed with the N-4/A filing.

                    (b) Written Consent of PricewaterhouseCoopers LLP to be
                        filed with the N-4/A filing.

               (11) Not Applicable.

               (12) Not Applicable.

               (13) (a) Explanation of Yield and Effective Yield Calculation is
                        incorporated by reference to Registrant's Post-Effective Amendment No. 1 to its Form N-4 Registration Statement (File No. 33-87376) filed via Edgar on April 19, 1996.

                    (b) Explanation of Total Return Calculation is filed via
                        Edgar herewith.

               (14) Not Applicable.

               (15) (a) Powers of Attorney of Messrs. Booth, Chipkin, Fiondella,
                        Kelleher, McLoughlin, Paydos, Searfoss and Tan, and Ms. Young are incorporated by reference to Registrant's Post-Effective Amendment No. 5 to its Form N-4 Registration Statement (File No. 33-87376) filed via Edgar on April 30, 1998.

ITEM 25.  DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR

               NAME                              PRINCIPAL BUSINESS ADDRESS                      POSITION WITH DEPOSITOR
               ----                              --------------------------                      -----------------------
               Carl T. Chadburn*                                                                 Director

               Robert W. Fiondella*                                                              Director and Chairman

               Michael J. Gilotti*                                                               Executive Vice President

               Joseph E. Kelleher**                                                              Director and Senior
                                                                                                 Vice President

               Philip R. McLoughlin*                                                             Director, Executive Vice President
                                                                                                 and Chief Investment Officer

               David W. Searfoss*                                                                Director, Executive Vice President
                                                                                                 and Chief Financial Officer

               Simon Y. Tan*                                                                     Director and President

               Dona D. Young*                                                                    Director and Executive
                                                                                                 Vice President

               Robert G. Lautensack, Jr.*                                                        Senior Vice President

-----------------
* The principal business address of each of these individuals is PHL Variable Insurance Company, One American Row, Hartford, Connecticut 06102-5056.
** The principal business address of each of these individuals is PHL Variable
   Insurance Company, 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083-2200.

ITEM 26.  NOT APPLICABLE

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of January 28, 2000, no Contracts have been sold.

ITEM 28.  INDEMNIFICATION

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article III Section 14 of the By-laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

        1. Phoenix Equity Planning Corporation ("PEPCO")

           (a) PEPCO currently distributes securities of the Phoenix Duff & Phelps Funds, Phoenix Funds, and Phoenix Home Life Variable Universal Life Account, Phoenix Home Life Variable Accumulation Account and Phoenix Life and Annuity Variable Universal Life Account in addition to those of the Registrant.

           (b)  Directors and Executive Officers of PEPCO

          NAME AND PRINCIPAL                                            POSITIONS AND OFFICES
          BUSINESS ADDRESS                                              WITH UNDERWRITER
          ----------------                                              ----------------

          Michael E. Haylon**                                           Director

          Philip R. McLoughlin**                                        Director, President and Chairman

          William R. Moyer*                                             Director, Executive Vice President, Chief Financial
                                                                        Officer and Treasurer

          John F. Sharry*                                               Executive Vice President, Retail Distribution

          Paul A. Atkins**                                              Senior Vice President

          Nancy G. Curtiss**                                            Vice President and Treasurer, Fund Accounting

          Nancy J. Engberg**                                            Vice President, Counsel and Secretary

          Michael Kearney*                                              Senior Vice President, Operations and Service

          Robert R. Tousignant*                                         Senior Vice President and National Sales Manager

*      The principal business address of each of these individuals is 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield,
       Connecticut 06083-2200.
**     The principal business address of each of these individuals is 56 Prospect Street, Hartford, Connecticut 06115-0480.


       (c) Compensation received by PEPCO during Registrant's last fiscal year:


NAME OF                    NET UNDERWRITING                    COMPENSATION               BROKERAGE
PRINCIPAL UNDERWRITER      DISCOUNTS AND COMMISSIONS           ON REDEMPTION              COMMISSIONS            COMPENSATION
---------------------      -------------------------           -------------              -----------            ------------
PEPCO                          [to be filed with                     0                         0                       0
                               N-4/A filing]

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-2200 and 101 Munson Street, Greenfield, Massachusetts 01302-0810.

ITEM 31.  MANAGEMENT SERVICES

    Not applicable.

ITEM 32.  UNDERTAKINGS

    Registrant hereby undertakes:
       (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be accepted;
       (b) to include as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information;
       (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                                   SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, PHL Variable Accumulation Account has duly caused this Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut on this 28th day of January, 2000.

                                       PHL VARIABLE INSURANCE COMPANY

                                       By:  *Robert W. Fiondella
                                            ---------------------------
                                            Robert W. Fiondella
                                            President



                                       PHL VARIABLE ACCUMULATION ACCOUNT

                                       By:  *Robert W. Fiondella
                                            ---------------------------
                                            Robert W. Fiondella
                                            President
                                            of PHL Variable Insurance Company

    Pursuant to the requirements of by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated with PHL Variable Insurance Company on this 28th day of January, 2000.

       SIGNATURE                             TITLE
       ---------                             -----

                                             Director
---------------------------
*Carl T. Chadburn

                                             Director and Chairman
                                             (Principal Executive Officer)
---------------------------
*Robert W. Fiondella

                                             Director
---------------------------
*Joseph E. Kelleher

                                             Director
---------------------------
*Philip R. McLoughlin

                                             Director
---------------------------
*David W. Searfoss

                                             Director
---------------------------
*Simon Y. Tan

/s/ Dona D. Young                            Director
---------------------------
*Dona D. Young

By: /s/ Dona D. Young
    ------------------------------
*Dona D. Young, as Attorney in Fact pursuant to Powers of Attorney, copies of which were previously filed.


                                      S-1